   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 22, 1996


                                                       REGISTRATION NO. 33-51457
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                         POST-EFFECTIVE AMENDMENT NO. 4
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933.


                     CERTIFIED GROCERS OF CALIFORNIA, LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               CALIFORNIA                               95-0615250
    (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)

                            ------------------------

                           2601 South Eastern Avenue
                         Los Angeles, California 90040
                                 (213) 723-7476
               (Address, including zip code and telephone number,
       including area code, of registrant's principal executive offices)

                         ------------------------------


                      Robert M. Ling, Jr., General Counsel
                     Certified Grocers of California, Ltd.
                           2601 South Eastern Avenue
                         Los Angeles, California 90040
                                 (213) 723-7476
           (Name, Address, Including Zip Code, and Telephone Number.
                   Including Area Code of Agent for Service)


                         ------------------------------

                                    Copy to:
                              Neil F. Yeager, Esq.
                           Burke, Williams & Sorensen
                              611 W. Sixth Street
                                   25th Floor
                         Los Angeles, California 90017
                                 (213) 236-0600

                            ------------------------

    IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933 CHECK THE FOLLOWING BOX /X/

    IF THE REGISTRANT ELECTS TO DELIVER ITS LATEST ANNUAL REPORT TO SECURITY HOLDERS, OR A COMPLETE AND LEGIBLE FACSIMILE THEREOF, PURSUANT TO ITEM 11(a)(1) of this Form, check the following box / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET


    Cross-reference between items of Part I of Post-Effective Amendment No. 4 to Form S-2 and Prospectus filed by Certified Grocers of California, Ltd., as part of Registration Statement covering Partially Subordinated Patrons' Deposit Accounts.


           ITEM NUMBER AND CAPTION          LOCATION OR CAPTION IN PROSPECTUS
     ------------------------------------  ------------------------------------
 1.  Forepart of the Registration
      Statement and Outside Front Cover
      Page of Prospectus.................  Cover Page; Outside Front Cover Page
                                           of Prospectus
 2.  Inside Front and Outside Back Cover
      Pages of Prospectus................  Inside Front Cover Page of
                                           Prospectus; Outside Back Cover Page
                                            of Prospectus
 3.  Summary Information, Risk Factors
      and Ratio of Earnings to Fixed
      Charges............................  Outside Front Cover Page of
                                           Prospectus; Risk Factors; Ratio of
                                            Earnings to Fixed Charges
 4.  Use of Proceeds.....................  Use of Proceeds
 5.  Determination of Offering Price.....  (Not Applicable)
 6.  Dilution............................  (Not Applicable)
 7.  Selling Security Holders............  (Not Applicable)
 8.  Plan of Distribution................  Method of Offering
 9.  Description of Securities to Be
      Registered.........................  Description of Deposit Accounts
10.  Interests of Named Experts and
      Counsel............................  (Not Applicable)
11.  Information with Respect to the
      Registrant.........................  Outside Front Cover Page of
                                           Prospectus; The Company; Selected
                                            Financial Data; Management's
                                            Discussion and Analysis of
                                            Financial Condition and Results of
                                            Operations; Index to Financial
                                            Statements
12.  Incorporation of Certain Information
      by Reference.......................  Inside Front Cover Page of
                                           Prospectus
13.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities........................  (Not Applicable)

PROSPECTUS


                     CERTIFIED GROCERS OF CALIFORNIA, LTD.
                       $11,935,845 PARTIALLY SUBORDINATED
                           PATRONS' DEPOSIT ACCOUNTS


    This  Prospectus  relates  to the  Partially  Subordinated  Patrons' Deposit
Accounts (the "Deposit Accounts") maintained with Certified Grocers of California, Ltd. ("Certified" or the "Company") by the member-patrons and associate patrons of the Company and the Deposit Accounts to be maintained with the Company by such persons or entities who from time to time become member-patrons or associate patrons of the Company. (Member-patrons and associate patrons are collectively referred to herein as "patrons".) Patrons are generally required to maintain deposits with the Company in certain required amounts and may also maintain deposits in excess of such required amounts. All such deposits of a patron are maintained in the patron's Deposit Account. Patrons are required to execute subordination agreements providing for the pledging of their Deposit Accounts to the Company and the subordination of that portion of their Deposit Accounts which consists of required deposits to Senior Indebtedness (as defined) of the Company. THE SUBORDINATION AGREEMENTS EXECUTED BY PATRONS ON AND AFTER JANUARY 14, 1994 DIFFER FROM THE SUBORDINATION
AGREEMENTS WHICH HAVE BEEN EXECUTED BY PATRONS BEFORE JANUARY 14, 1994. See, "THE COMPANY -- Patron Deposits," and "DESCRIPTION OF DEPOSIT ACCOUNTS -- Subordination."


    That portion of each Deposit Account consisting of required deposits does not bear interest. Interest is paid with respect to that portion, if any, of a Deposit Account which exceeds the required amounts. The rate is 8.25% per annum at the date of this Prospectus. The Deposit Accounts are not secured by any lien on any assets of the Company, are nontransferable without the consent of the Company, which will normally be withheld, and are required to be pledged to the Company as security for obligations to the Company and its subsidiaries. On termination of membership of a member-patron or on an associate patron ceasing to do business with the Company the patron will be entitled to the return of its Deposit Account, less all amounts that may be owing by the patron to the Company or any of its subsidiaries, provided, however, that return of that portion of the Deposit Account which consists of required deposits will be governed by the subordination provisions to which it is subject and will be returned only as and to the extent permitted thereby. That portion of the Deposit Account which is in excess of the required deposits will be paid to the patron on its request provided the patron is not in default in any of its obligations to the Company or any of its subsidiaries. (See "DESCRIPTION OF DEPOSIT ACCOUNTS".)


    SINCE THE DEPOSIT ACCOUNTS ARE NOT SEGREGATED FROM THE COMPANY'S OTHER FUNDS AND ARE UNSECURED OBLIGATIONS, AND SINCE THE COMPANY HAS NOT ESTABLISHED ANY RESERVES FOR THEIR REPAYMENT, THERE CAN BE NO ASSURANCE THAT THE COMPANY WOULD HAVE THE ABILITY TO REPAY THE DEPOSIT ACCOUNTS IN THE EVENT OF INSOLVENCY OR OTHER FINANCIAL DIFFICULTY OR IN THE EVENT THE COMPANY WERE REQUIRED TO RETURN A SUBSTANTIAL AMOUNT OF THE DEPOSIT ACCOUNTS AT ONE TIME OR OVER A BRIEF PERIOD OF TIME. SEE, "DESCRIPTION OF DEPOSIT ACCOUNTS -- REPAYMENT."
                             ---------------------
        CAREFUL CONSIDERATION SHOULD BE GIVEN TO THE MATTERS DISCUSSED UNDER
            "RISK FACTORS," BEGINNING ON PAGE 3 OF THIS PROSPECTUS.
                             ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                       UNDERWRITING             PROCEEDS
                                                    PRICE              DISCOUNTS AND             TO THE
                                                  TO PUBLIC             COMMISSIONS          COMPANY (1)(2)
$11,935,845 Partially Subordinated
 Patrons' Deposit Accounts................       $11,935,845               none                $11,935,845

(1) As of the date of registration, the expenses payable by the Company were estimated at $44,345.
(2) Based on the assumption that this amount of Deposit Accounts will be acquired by patrons. There is no assurance that this amount will be so acquired.


THIS OFFER IS NOT UNDERWRITTEN.


                THE DATE OF THIS PROSPECTUS IS            , 1996

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Copies of such materials can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. In addition, such material can be inspected and copied at the public reference facilities maintained by the Commission and located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048.

                             ADDITIONAL INFORMATION

    As permitted by the rules and regulations of the Commission, this Prospectus omits certain information and exhibits contained in a Registration Statement on Form S-2 filed by the Company with the Commission. For further information, reference is made to the Registration Statement including the exhibits filed as a part thereof. Copies of the Registration Statement and exhibits may be obtained from the principle office of the Commission in Washington, D.C. upon payment of the fee prescribed by the rules and regulations of the Commission.

                           INCORPORATION BY REFERENCE


    The following document filed with the Commission is incorporated by reference into this Prospectus: Annual Report on Form 10-K for the fiscal year ended August 31, 1996.


    The Company will provide without charge to each person or patron of the Company to whom a copy of this Prospectus is delivered, upon the written or oral request of such person or patron, a copy of the foregoing Report incorporated by reference herein, other than exhibits to such Report. Requests should be directed to: Certified Grocers of California, Ltd., 2601 South Eastern Avenue, Los Angeles, California 90040, Attention: Corporate Secretary, (213) 723-7476.

                                  RISK FACTORS

    CAREFUL CONSIDERATION SHOULD BE GIVEN TO THE FOLLOWING FACTORS CONCERNING THE COMPANY AND THE SECURITIES OFFERED IN THIS PROSPECTUS:

SUBORDINATION


    The portion of the Deposit Accounts consisting of required deposits will be subordinated to the prior payment in full of Senior Indebtedness (as defined) of the Company. Patrons are required to execute subordination agreements with respect to their Deposit Accounts. THE SUBORDINATION AGREEMENTS EXECUTED BY PATRONS ON AND AFTER JANUARY 14, 1994 DIFFER FROM THE SUBORDINATION AGREEMENTS WHICH HAVE BEEN EXECUTED BY PATRONS BEFORE JANUARY 14, 1994. The portion of the Deposit Accounts consisting of required deposits cannot be repaid by the Company in the event of an uncured default by the Company respecting Senior
Indebtedness, or in the event of dissolution, liquidation or insolvency proceedings involving the Company, until all Senior Indebtedness has been paid in full or provision made for such payment satisfactory to the holders of Senior Indebtedness. The total amount of outstanding Senior Indebtedness to which required deposits are subordinated aggregated approximately $132,000,000 as of November 15, 1996. There is no limitation on the Company's creation of additional Senior Indebtedness. See, "DESCRIPTION OF DEPOSIT ACCOUNTS -- Subordination."


UNSECURED OBLIGATIONS

    The Deposit Accounts are not secured by any lien upon any assets of the Company and are unsecured obligations of the Company.

NONTRANSFERABILITY

    The Deposit Accounts are nontransferable without the consent of the Company, which will normally be withheld. Patrons are required to pledge their Deposit Accounts to the Company as security for their obligations to the Company and its subsidiaries.

INTEREST

    The portion of the Deposit Accounts consisting of required deposits does not bear interest. See, "DESCRIPTION OF DEPOSIT ACCOUNTS -- Interest."

REPAYMENT

    Amounts in a patron's Deposit Account in excess of the amount consisting of required deposits are returnable upon request of the patron if the patron is not in default of its obligations to the Company or any of its subsidiaries. Upon termination of membership of a member-patron or on an associate patron ceasing to do business with the Company, the patron is entitled to the return of its Deposit Account, less all amounts owing to the Company and its subsidiaries. In all cases, however, return of the portion of the Deposit Account consisting of required deposits is governed by the subordination provisions to which it is subject.

    Since the Deposit Accounts are not segregated from the Company's other funds and are unsecured obligations, and since the Company has not established any reserves for their repayment, there can be no assurance that the Company would have the ability to repay the Deposit Accounts in the event of insolvency or other financial difficulty or in the event the Company were required to return a substantial amount of the Deposit Accounts at one time or over a brief period of time. See, "DESCRIPTION OF DEPOSIT ACCOUNTS -- Repayment."


VOLUME LOSSES IN PAST PERIODS



    The Company experienced reductions in sales volume from fiscal 1991 levels totaling approximately $945 million between fiscal years 1992 and 1995. During this period, certain of the Company's large member patrons either grew to the size where they elected to establish self-distribution programs or were acquired by chains that had existing self-distribution programs. Additionally, sales volume was lost as a result of the decision of certain large patrons to expand their own warehousing and distribution operations in fiscal 1994 and the decision of one patron to utilize another source of supply. During fiscal year 1995, the Company added two significant customers which through fiscal 1996 have contributed approximately $200 million in annual sales volume to the Company, spread among most sales categories. The Company is attempting to increase sales volume by adding new customers and expanding the volume of sales to existing customers.

    There can be no assurance that future sales volume reductions will not occur, whether by merger or acquisition of patrons or election by patrons to switch to self-distribution or other supply sources. At this time, including patrons already engaged in self-distribution, there is no patron whose purchases represent more than 10% of total sales volume. Also, excluding patrons already engaged in self-distribution, there is no patron whose purchases represent greater than 5% of total sales volume. See, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."


                       RATIO OF EARNINGS TO FIXED CHARGES


                                                                 FISCAL YEAR
                                                     ------------------------------------
                                                     1996    1995    1994    1993    1992
                                                     ----    ----    ----    ----    ----
Ratio of earnings to fixed charges(1).............   1.94x   1.71x   1.63x   1.78x   1.44x

------------------------
(1) Earnings used in computing the ratio of earnings to fixed charges consist of earnings before patronage dividends, provision (benefit) for income taxes, and cumulative effect of change in accounting principle in 1994 of $2.5 million, plus fixed charges. Fixed charges consist of interest expense (including amortization of deferred financing costs) and the portion of rental expense that is representative of the interest factor.


                                  THE COMPANY

GENERAL DESCRIPTION OF BUSINESS


    The Company, a California corporation organized in 1922 and incorporated in 1925, is a wholesale grocery distributor which does business primarily on a cooperative basis with those patrons who qualify and have been accepted as "member-patrons." The Company is owned by its member-patrons, which are primarily independent grocers, and is operated and taxed on a cooperative basis. The Company also does some business on a cooperative basis with some patrons who are not member-patrons and who are referred to as "associate patrons." Pursuant to the Company's Bylaws, the net earnings of the Company on business done on a cooperative basis are distributed as patronage dividends to member-patrons and associate patrons based in amount on the volume of such business transacted with the patron. The Bylaws provide that patronage dividends may be paid in money or in any other form which constitutes a written notice of allocation under Section 1388 of the Internal Revenue Code. For the fiscal year ended August 31, 1996, declared patronage dividends totalled $13,200,000.


    The Company also does business on a nonpatronage basis (that is, no patronage dividends are distributed) with other customers and in some instances with member-patrons and associate patrons. The Company's subsidiaries do business on a nonpatronage basis with member-patrons, associate patrons and other customers.


    Patrons engaged in the retail grocery business who purchase 350 or more dry grocery cases weekly (approximately $5,000), or whose combined average weekly purchases (excluding cigarettes) are $5,000 or more, are required to become member-patrons. Associate patrons generally purchase 200 or more dry grocery cases weekly and have combined average weekly purchases of less than $5,000. At August 31, 1996, the Company had 491 member-patrons operating a total of 2,361 retail food stores and 265 associate patrons operating a total of 624 retail food stores.


    The shares of the Company are owned entirely by its member-patrons. Each member-patron is required to hold 100 Class A Shares, and no member-patron may hold more than 100 Class A Shares. Member-patrons are also required to hold Class B Shares in an amount, based on book values, equal to the lesser of (a) the amount of the member-patron's required deposit, or (b) twice the member-patron's average weekly purchases. Member-patrons and associate patrons are required to maintain cash deposits with the Company. For a discussion of these required deposits, see "THE COMPANY -- Patron Deposits."

    The Company sells a full line of branded grocery and nonfood items supplied by unrelated manufacturers and also sells merchandise under its own private labels, including the Springfield, Gingham, Special Value, La Corona and Golden Creme labels. Grocers Specialty Company, a subsidiary, carries a product line consisting of specialty-type items, such as ethnic and gourmet foods, and also carries a general product line sold to non-member retailers. General merchandise items including housewares, hardware and health and beauty care products are primarily sold by another subsidiary, Grocers General Merchandise Company.



    Consolidated sales by product line for the fiscal year ended August 31, 1996, are as follows (dollar amounts in thousands):



Dry Grocery (includes specialty products)...........................  $1,100,753
Delicatessen........................................................     207,931
Meat................................................................     175,312
General Merchandise.................................................     159,714
Frozen Food.........................................................     123,725
Dairy...............................................................      90,066
Ice Cream...........................................................      20,109
Bakery..............................................................      19,120
Drop Shipment.......................................................      11,410
Beans and Rice......................................................       5,759
Other...............................................................      35,020
                                                                      ----------
    Total...........................................................  $1,948,919
                                                                      ----------
                                                                      ----------



    The majority of the Company's warehouse facilities, and its two manufacturing plants (dairy and bakery), are located in the Los Angeles metropolitan area. In addition, the Company has two warehouses in Stockton, California and one warehouse in Fresno, California.


    In addition to supplying a wide variety of grocery and nonfood items, the Company and its subsidiaries also provide patrons with a variety of other support services, including advertising programs, insurance services, store site selection and site evaluation services, store design and layout, front end layout and support, store equipment and inventory financing, store remodeling support services, data processing, and in-store counseling services.

PATRONAGE DIVIDENDS


    As required by its Bylaws, the Company distributes patronage dividends based upon its net earnings from patronage business during the fiscal year. Such earnings are distributed to each patron in proportion to the dollar volume of purchases from each division of the Company by the patron. The Company's Bylaws provide that patronage dividends may be distributed in money or in any other form which constitutes a written notice of allocation under Section 1388 of the Internal Revenue Code. Said section defines the term "written notice of allocation" to mean any capital stock, revolving fund certificate, retain certificate, certificate of indebtedness, letter of advice, or other written notice, which discloses to the recipient the stated dollar amount allocated to him by the Company and the portion thereof, if any, which constitutes a patronage dividend. Patronage dividends are distributed after the close of the fiscal year, except for dividends on dairy products which are distributed after the close of each fiscal quarter.



    Patronage dividends are currently paid out in the following order and manner: first, patrons receive 20% in cash; second, member-patrons receive the required amount of Class B Shares; third, the remainder is credited to the patron's deposit account.



    In addition, the Company issued subordinated patronage dividend certificates ("Patronage Certificates") evidencing the retention of a portion of patronage dividends for fiscal years 1993, 1994 and 1995. The amounts retained were deducted from each patron's patronage dividend prior to the issuance of Class B Shares to such patron.



    Patronage Certificates are unsecured general obligations of the Company, are subordinated to certain other indebtedness of the Company, and are nontransferable without the consent of the Company. The Patronage Certificates are subject to redemption, at any time in whole and from time to time in part, without premium, at the option of the Company, and are subject to being set off, at the option of the Company, against all or any portion of the amounts owing to the Company by the holder.

    The Board of Directors determined that in fiscal 1993, 1994 and 1995, the portion of the patronage dividend retained and evidenced by the issuance of Patronage Certificates was 20% of the fourth quarter fiscal 1993 dairy division patronage dividend, 20% of the fiscal 1994 dairy division patronage dividends and 20% of the first and second quarter fiscal 1995 patronage dividends for the dairy division. The Patronage Certificates were 40% of the fiscal 1993, 1994 and 1995 patronage dividends for non-dairy products. The Patronage Certificates have a seven year term, and bear interest payable annually on December 15 in each year.



    The following table represents a summary of the Patronage Certificates issued and their respective terms in fiscal 1993, 1994 and 1995.



                                AGGREGATE    ANNUAL
            FISCAL              PRINCIPAL   INTEREST    MATURITY
             YEAR                 AMOUNT      RATE        DATE
------------------------------  ----------  ---------   --------
1993..........................  $2,018,000      7%      12/15/00
1994..........................  $2,426,000      8%      12/15/01
1995..........................  $2,117,000      7%      12/15/02



    During fiscal 1996, the Company set off approximately $12,000 in Patronage Certificates against a portion of amounts owed to the Company by the holders.



    For the third and fourth quarters of fiscal 1995, the Company suspended the retention of any of the dairy division patronage dividends due to competitive market conditions. During fiscal 1996 the retention program was suspended for all divisions, including the dairy. While the Company suspended the retention program for fiscal 1996, the retention program has not been discontinued.



    The Company expects to continue to distribute patronage dividends in the future, although there can be no assurance of the amounts of such dividends.


PATRON DEPOSITS


    It is the general policy of the Company to require that its cooperative patrons maintain a subordinated cash deposit equal to the greater of twice the amount of each patron's average weekly purchases, or twice the amount of the patron's average purchases if such purchases are not on a regular basis. Required deposits are determined twice a year, at the end of the Company's second and fourth fiscal quarters, based upon a review of the patron's purchases from certain of the cooperative divisions during the preceding two quarters.



    Member-patrons meeting certain qualifications established by the Board of Directors may elect to maintain a reduced required deposit of $500,000 or one and one-quarter weeks' average purchases, whichever is greater. Presently, two of the Company's largest member-patrons have elected to maintain such reduced deposits. With the consent of the Company, which may be granted or withheld in the Company's sole discretion, a qualified member-patron who has elected to maintain this reduced deposit may later have its deposit increased up to an amount equal to twice the amount of its average weekly purchases. Following such increase, the member-patron will not be permitted to reduce its deposit (even though otherwise eligible to maintain a reduced deposit) for a period of two years without the Company's consent. Further, in all cases, reduction of the deposit will be governed by the subordination provisions to which it is subject. The Company charges interest to those member-patrons who maintain a reduced deposit. Interest is presently charged at the prime rate established by Bankers Trust Company, subject to periodic review and change by the Board of Directors. Interest is charged on the difference between the balance that would have been maintained based on two weeks' purchases and the balance actually maintained.



    Under the Company's Deposit Fund Loan Program, member-patrons whose credit has been approved by the Company may finance all or a portion of their deposit requirement. Payments under this program are billed to the member-patron on its weekly statement from the Company. Subject to credit approval, patrons may also deposit an amount equal to one and one-half of the patron's average weekly purchases or one and one-half of the patron's average purchases, whichever is greater, and pay the balance of the deposit over a period of 26 weeks, at no interest, by payments on its weekly statement from the Company.


    Member-patrons holding Class B Shares are presently given credit against the above described cash deposit requirement based upon the combined, respective book values of such shares as of the respective fiscal years last ended prior to their issuance. The Company pays no interest on the required deposits of patrons. Interest is paid on the above described cash deposits which are in excess of patrons' required deposits, see "DESCRIPTION OF DEPOSIT ACCOUNTS -- Interest."

    In addition, patrons who participate in the Company's price reservation program are required to maintain a noninterest bearing deposit based upon the value of the inventory participation in this program. Under the Company's price reservation program, patrons are permitted to submit price reservations in advance for their dry grocery, frozen, delicatessen and general merchandise purchases. For the patron to get the benefit of the price reservation, an actual order must be placed. The price which the patron will be charged is the price in effect at the time of the reservation.

    The Company's policies regarding deposits, issuance of Class B Shares and credits against deposits as a result of issuance of Class B Shares are subject to change by the Board of Directors which may, in its discretion, add to, increase, decrease, limit, eliminate or otherwise change such policies.

                        DESCRIPTION OF DEPOSIT ACCOUNTS

GENERAL

    As described under the caption "THE COMPANY -- Patron Deposits," patrons are generally required to maintain deposits with the Company in certain required amounts and may also maintain deposits with the Company in excess of such required amounts. All such deposits of a patron are maintained in the patron's Deposit Account. Patrons are required to execute subordination agreements providing for the pledging of their Deposit Accounts to the Company and the subordination of that portion of their Deposit Accounts which consists of required deposits to Senior Indebtedness (as defined) of the Company. As described below under the caption "Subordination," the subordination agreements executed by patrons on and after January 14, 1994, differ from the subordination agreements which have been executed by patrons before January 14, 1994. Thus, persons or entities who become member-patrons or associate patrons on or after January 14, 1994 are required to execute the new subordination agreements. In addition, patrons who executed subordination agreements before January 14, 1994 may be required to execute the new subordination agreements if there is a change in the patron's business form. For example, in the event of a change in a patron which is a proprietorship or partnership, or a change in the stock ownership of a patron which is a corporation, the Company may require the execution of a new subordination agreement.

    Amounts in the Deposit Accounts are not segregated from other funds of the Company. The Deposit Accounts are recorded in the Company's records by means of book entries, and no note, certificate or other instrument is issued as evidence of the Deposit Accounts. After the close of each fiscal year, the Company provides each patron with a statement showing patronage dividends allocated to the patron's Deposit Account. In addition, written inquiry concerning the Deposit Accounts and other additions to the account, as well as withdrawals and charges and the account balance, may be made at any time, and telephone inquiry may be made at any time during normal business hours. The Company's policies regarding deposits are subject to change by the Board of Directors which may, in its discretion, add to, increase, decrease, limit, eliminate or otherwise change such policies.

SUBORDINATION

    As described below in this section, the subordination of that portion of the Deposit Accounts which consists of required deposits will differ depending upon whether a patron executes a subordination agreement on or after January 14, 1994 or has executed a subordination agreement before that date.

1.  SUBORDINATION AGREEMENTS EXECUTED ON OR AFTER JANUARY 14, 1994.

    With respect to patrons who execute subordination agreements on or after January 14, 1994, that portion of the Deposit Account of each such patron which consists of required deposits will, under the terms of such agreements, be subordinated and subject in right of payment to all Senior Indebtedness. As to such patrons, the term "Senior Indebtedness" means all indebtedness, liabilities or obligations of the Company, contingent or otherwise, whether existing on the date of execution of the subordination agreement or thereafter incurred, (A) in respect of borrowed money; (B) evidenced by bonds, notes, debentures or other instruments of indebtedness; (C) evidenced by letters of credit, bankers' acceptances or similar credit instruments; (D) in respect of Capitalized Lease Obligations; (E) in respect of the deferred purchase price of property or assets (whether real, personal, tangible or intangible) or in respect of any mortgage, security agreement, title retention agreement or conditional sale contract; (F) in respect of any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to provide interest rate protection; (G) in respect of all indebtedness, liabilities or obligations of others of any of the types referred to in clauses (A) through (F) for which the Company is responsible or liable as obligor, guarantor or otherwise or in respect of which recourse may be had against any of the property or assets (whether real, personal, tangible or intangible) of the Company; and (H) in respect of all modifications, renewals, extensions, replacements and refundings of any indebtedness, liabilities or obligations of any of the types described in clauses (A) through (G); provided, however, that the term "Senior Indebtedness" shall not mean any indebtedness, liabilities or obligations of the Company, contingent or otherwise, whether existing on the date of execution of the subordination agreement or thereafter incurred, (i) to trade creditors arising or incurred in the ordinary course of the Company's business, (ii) in respect of any redemption, repurchase or other payments on capital stock, (iii) in respect of Patron's Deposits or (iv) in respect of Patronage Dividend Certificates.

    For purposes of the foregoing definition, "Capitalized Lease Obligations" means the discounted present value of the rental obligations of any person or entity under any lease of any property which, in accordance with generally accepted accounting principles, has been recorded on the balance sheet of such person or entity as a capitalized lease; "Patrons' Deposits" means the deposits from time to time required to be made or maintained with the Company by its patrons or customers in accordance with the Bylaws of the Company as in effect from time to time or in accordance with the policies for the servicing of accounts of patrons or customers established from time to time by the Company, and any deposits from time to time made or maintained with the Company by its patrons or customers in excess of such required deposits; and "Patronage Dividend Certificates" means any notes, revolving fund certificates, retain certificates, certificate of indebtedness, patronage dividend certificates or any other written evidences of indebtedness of the Company at any time outstanding which evidence the indebtedness of the Company respecting the distribution by the Company of patronage dividends.

    The subordination is such that in the event of any insolvency or bankruptcy proceedings relative to the Company or its property, any receivership, liquidation, reorganization, arrangement or other similar proceedings in connection therewith, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Company, the holders of Senior Indebtedness shall be entitled to receive payment in full of all Senior Indebtedness (whether accrued prior or subsequent to the commencement of such proceedings) before any payment is made with respect to that portion of the Deposit Accounts which consists of required deposits. By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more ratably than holders of the Deposit Accounts. In addition, (i) no payment shall be made with respect to that portion of the Deposit Accounts which consists of required deposits in the event and during the continuation of any default in the payment of any Senior Indebtedness and (ii) in the event any default (other than those referred to in clause (i)), shall occur and be continuing with respect to any Senior Indebtedness permitting the holders of such Senior Indebtedness to accelerate the maturity thereof, no payment shall be made with respect to that portion of the Deposit Accounts which consists of required deposits during any period (a) of 180 days after the giving of written notice of such default by the holders of such Senior Indebtedness to the Company, or (b) in which judicial proceedings shall be pending in respect of such default, a notice of acceleration of the maturity of such Senior Indebtedness shall have been transmitted to the Company in respect of such default and such judicial proceedings shall be diligently pursued in good faith. With respect to clause (ii)(a) above, only one such notice shall be given in any twelve consecutive months.

2.  SUBORDINATION AGREEMENTS EXECUTED PRIOR TO JANUARY 14, 1994.

    With respect to patrons who executed subordination agreements prior to January 14, 1994 and who do not execute new subordination agreements after that date, that portion of the Deposit Account of each such patron which consists of required deposits is, under the terms of such agreements, subordinated and subject in right of payment to the prior payment in full of the principal of (and premium, if any) and interest upon all

Senior  Indebtedness. As to such patrons,  the term "Senior Indebtedness" means,
(A) any and all indebtedness of the Company which may from time to time be outstanding as shall be payable with respect to short term notes and other commercial paper issued by the Company and which are rated by a nationally recognized securities rating agency, (B) any and all indebtedness, whether contingent or otherwise, of the Company which may from time to time be outstanding and be payable to any bank, insurance company, or other financial institution, and (C) any and all indebtedness of others which may from time to time be guaranteed by the Company and is payable to any bank, insurance company or other financial institution.

    The subordination is such that upon any distribution of the assets of the Company upon any voluntary or involuntary dissolution, winding up or liquidation, reorganization, readjustment, arrangement, or similar proceedings, relating to the Company or its property, whether or not the Company is a party thereto, and whether in bankruptcy, insolvency or receivership proceedings or otherwise, or on any assignment by the Company for the benefit of creditors, or upon any other marshaling of the assets and liabilities of the Company, all Senior Indebtedness shall be paid in full, or provision made for such payment satisfactory to the holders of such Senior Indebtedness, before any payment is made on account of the principal of or interest, if any, on that portion of the Deposit Accounts which consists of required deposits. By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more ratably than holders of the Deposit Accounts. In addition, no payment shall be made on account of the principal of or interest, if any, on that portion of any Deposit Account which consists of required deposits, if (i) there shall have occurred a default in payment in the principal of (or premium, if any) or interest on any Senior Indebtedness, or (ii) there shall have occurred any other event of default with respect to any Senior Indebtedness, permitting the holders thereof to accelerate the maturity thereof and if written notice of election so to accelerate shall have been given to the Company by the holder or holders of such Senior Indebtedness or their representative or representatives, or (iii) payment on account of principal of or interest, if any, on that portion of any Deposit Account which consists of required deposits would itself constitute an event of default with respect to any Senior Indebtedness, unless or until such event of default described in clauses (i), (ii) or (iii) shall have been cured or waived or shall have ceased to exist.

3.  NO LIMIT ON SENIOR INDEBTEDNESS.


    There is no limitation on the creation of additional Senior Indebtedness by the Company. Outstanding Senior Indebtedness to which the required deposits of patrons is subordinated aggregated approximately $132,000,000 as of November 15, 1996.


INTEREST

    That portion of the Deposit Accounts which consists of required deposits is non-interest bearing. While the Board of Directors of the Company could, in its sole discretion, authorize the payment of interest on such portion, it has no present plans to do so.


    Except for deposits under the Company's price reservation program, the Company currently pays interest on amounts in the Deposit Accounts which are in excess of required deposits. The rate of interest is 8.25% per annum at the date of this Prospectus. The rate of interest during each fiscal month of the Company will be the prime rate established by Bankers Trust Company and as in effect on the 25th day of the preceding calendar month, or, if not then available for any reason, on the next succeeding day when such rate is available. However, if such rate is not available for any reason prior to the beginning of the applicable fiscal month, the rate used for the previous fiscal month will continue to be used. Interest for a fiscal month will be paid only on those amounts which do not consist of required deposit and which are in the Deposit Accounts during the entire fiscal month. Such interest will not be compounded. Such interest will be paid to the patron semi-annually by the Company in March and September of each year. However, upon request of the patron, such interest will be paid by credit to the patron's Deposit Account.


    The payment of interest on that portion of the Deposit Accounts which does not consist of required deposits may be changed or eliminated at any time in the discretion of the Board of Directors.

REPAYMENT

    Upon request, the Company will return to patrons the amount of their Deposit Accounts which is in excess of the portion thereof which consists of required deposits, provided that the patron is not in default in its obligations to the Company or any of its subsidiaries.

    On termination of membership of a member-patron or on an associate patron ceasing to do business with the Company, the Company will return the Deposit Account, less all amounts that may be owing to the Company and any of its subsidiaries. In all cases, however, return of that portion of the Deposit Account which consists of required deposits will be governed by the subordination provisions to which it is subject and will be returned only as and to the extent permitted thereby.

    Since the Deposit Accounts are not segregated from the Company's other funds, the Company's liquidity might be adversely affected if the Company were required to return a substantial amount of the Deposit Accounts at one time or over a brief period of time. While the Company's liquidity has not been adversely affected in the past as a result of the return of deposits to patrons, there can be no assurance that the Company's liquidity would not be adversely affected in the future as a result of the return to patrons of a substantial amount of Deposit Accounts. In addition, the Company has not established any reserves to provide for the repayment of Deposit Accounts, nor are the Deposit Accounts secured obligations of the Company. Thus, in the event a substantial amount of Deposit Accounts were required to be repaid by the Company at one time or over a brief period of time, or in the event the Company were to experience financial difficulties or to become insolvent, there can be no assurance respecting the Company's ability to repay the Deposit Accounts and respecting the ability of the Company's patrons to recover the amount of their Deposit Accounts.

OTHER SIGNIFICANT ASPECTS

    The Deposit Accounts are not secured by any lien upon any assets of the Company. They are nontransferable without the consent of the Company, which will normally be withheld. Patrons will be required to pledge their Deposit Accounts to the Company as security for their obligations to the Company and its subsidiaries.

                               METHOD OF OFFERING

    As a condition of doing business with the Company, patrons are required to have executed subordination agreements providing for the maintenance of Deposit Accounts with the Company, the pledging of their Deposit Accounts to the Company to secure their obligations to the Company and its subsidiaries, and the subordination of that portion of their Deposit Accounts which consists of required deposits.

    Such persons or entities who from time to time may be accepted as new patrons of the Company will be required, as a condition of such acceptance, to execute subordination agreements, which subordination agreements will be effective from and after their date of execution, providing for the maintenance of Deposit Accounts with the Company, the pledging of their Deposit Accounts to the Company to secure their obligations to the Company and its subsidiaries, and the subordination of that portion of their Deposit Accounts which consists of required deposits. The subordination agreements to be executed by patrons on and after January 14, 1994 will differ from the subordination agreements which have been executed by patrons before that date. See, "DESCRIPTION OF DEPOSIT ACCOUNTS -- Subordination."

    The offering of the Deposit Accounts is made by the Company only through its regular employees who will not receive any additional remuneration in connection therewith.

                                USE OF PROCEEDS

    To the extent that Deposit Accounts of patrons increase in amount and to the extent that Deposit Accounts are opened and maintained in connection with the acceptance of new patrons, proceeds to the Company therefrom will be utilized as working capital.

                            SELECTED FINANCIAL DATA



                                                            FISCAL YEAR
                                     ----------------------------------------------------------
                                        1996        1995        1994        1993        1992
                                     ----------  ----------  ----------  ----------  ----------
                                     (52 WEEKS)  (52 WEEKS)  (53 WEEKS)  (52 WEEKS)  (52 WEEKS)
                                                        (THOUSANDS OMITTED)

Net sales..........................  $1,948,919  $1,822,804  $1,873,872  $2,007,288  $2,377,740
Declared patronage dividends.......      13,200      11,571      10,837      12,880      12,977
Net earnings (loss)................       1,517         769          94         473      (3,648)
Total assets.......................     373,360     398,603     398,569     403,979     449,713
Long-term notes payable............      75,617     129,686     149,673     158,585     178,702
Book value per share...............      167.94      165.86      163.03      163.52      162.42

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                FOR THE THREE FISCAL YEARS ENDED AUGUST 31, 1996



    The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Financial Statements and notes thereto.



RESULTS OF OPERATIONS



    The following table sets forth selected financial data of the Company expressed as a percentage of net sales for the periods indicated below:



                                                                     FISCAL YEAR ENDED
                                                         ------------------------------------------
                                                         AUGUST 31,    SEPTEMBER 2,   SEPTEMBER 3,
                                                            1996           1995           1994
                                                         -----------   ------------   -------------
Net sales..............................................    100.0%         100.0%         100.0%
Cost of sales..........................................     90.8           90.7           90.6
Distribution, selling and administrative...............      7.7            7.8            8.0
Operating income.......................................      1.5            1.5            1.4
Interest expense.......................................      0.7            0.8            0.8
Other income (expense), net............................      0.0            0.0           (0.1)
Earnings before patronage dividends, provision for
 income taxes and cumulative effect of accounting
 change................................................      0.8            0.7            0.5
Declared patronage dividends...........................      0.7            0.7            0.6
Cumulative effect of accounting change.................                                    0.1
Net earnings...........................................      0.1            0.0            0.0



FISCAL YEAR ENDED AUGUST 31, 1996 ("FISCAL 1996") COMPARED TO FISCAL YEAR ENDED SEPTEMBER 2, 1995 ("FISCAL 1995")



    NET SALES. Sales increased $126.1 million or 6.9% over fiscal 1995. This increase is a result of $134.8 million of additional large customer volume added during fiscal 1995 and 1996, and $47.6 million of increased sales to the existing membership. These improvements in sales volume were achieved even though the Company experienced lower volume in its general merchandise division of approximately $56.3 million, resulting from the reduction in general merchandise and health and beauty care purchases by Food 4 Less GM, Inc..



    COST OF SALES. Cost of sales for fiscal 1996 totaled $1.8 billion, an increase of $116.7 million or 7.1% over fiscal 1995. The increase is related to the additional sales discussed above and as a percentage of sales is slightly higher than the fiscal 1995 averages. This increase is reflective of pricing efficiencies passed on to the Company's membership as a result of the additional volume.



    DISTRIBUTION, SELLING AND ADMINISTRATIVE. Distribution, selling and administrative expenses were $149.1 million or 7.7% of net sales in fiscal 1996, as compared to $141.9 million or 7.8% of net sales in fiscal 1995. The level of expenses for fiscal 1996 is relatively consistent with fiscal 1995, reflecting only the required marginal increase in costs associated with the additional volume.



    OPERATING INCOME. As a result of the Company's continued cost control measures and the benefits of additional volume, operating income increased over fiscal 1995 by 8.5%. Operating income totaled $29.5 million for fiscal 1996 compared to $27.2 million for fiscal 1995.



    INTEREST. Interest expense totaled $14.4 million for fiscal 1996, which is approximately $0.9 million or 5.6% lower than fiscal 1995. The decrease is primarily associated with lower borrowing requirements due to the Company's improved cash flow management.



    OTHER INCOME (EXPENSE), NET. In the third quarter of fiscal 1996, the Company sold 100% of its common stock ownership in Hawaiian Grocery Stores, Ltd. ("HGS"), a wholly-owned subsidiary, for $2.4 million. The sale resulted in a pretax gain of $366,000. Pursuant to this transaction, the Company retained an ownership interest in HGS represented by 1,000 shares of preferred stock with a total book value of $1 million. The

Company and HGS intend to continue a business relationship in the future through supply and joint purchasing arrangements. Fiscal 1995 reflects a $511,000 gain on the sale of the Company's investment in preferred and common stock of Major Market, Inc. ("MMI") as discussed below.



    NET EARNINGS. Net earnings for fiscal 1996 increased to $1,517,000. Fiscal 1996 earnings represent a 97% increase over fiscal 1995 earnings of $769,000 and 1,514% increase over fiscal 1994 earnings of $94,000. The earnings increase reflects the benefits generated from the Company's subsidiaries, whose earnings are retained by the Company.



    FISCAL YEAR ENDED SEPTEMBER 2, 1995 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 3, 1994 ("FISCAL 1994")



    NET SALES. Fiscal 1994 included 53 weeks of sales while fiscal 1995 included 52 weeks of sales. Taking this difference into consideration, net sales during fiscal 1995 remained relatively consistent with net sales during fiscal 1994. During 1995, the Company added two significant customers which contributed approximately $64 million in net sales, spread among most sales categories. These sales gains were offset by the loss of a significant frozen food customer during 1994 and a reduction in transportation service fees.



    COST OF SALES. Cost of sales decreased $45 million (2.7%) to $1.7 billion in fiscal 1995 as compared to fiscal 1994. Cost of sales, as a percentage of sales, has remained consistent with fiscal 1994. The decrease in cost of sales results primarily from the decreased sales discussed above.



    DISTRIBUTION, SELLING AND ADMINISTRATIVE. Distribution, selling and administrative expenses were $141.9 million or 7.8% of net sales in fiscal 1995, as compared to $149.3 million or 8.0% of net sales in fiscal 1994. The decrease in total expense was primarily due to the reduction of payroll costs and the implementation of other programs in the Company's distribution and manufacturing facilities to increase efficiency. Partially offsetting the benefits of these cost reduction programs was a one time charge of $1.6 million resulting from the adoption of Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" ("SFAS No. 112").



    OPERATING INCOME. Operating income increased 6.1% in fiscal 1995, totalling $27.2 million. This compares to $25.6 million for fiscal 1994. This increase is a direct result of the reduction in distribution and manufacturing costs described above.



    OTHER INCOME (EXPENSE), NET. In fiscal 1993, Grocers Capital Company ("GCC") acquired an 81% investment in MMI for $1.6 million. The investment was previously consolidated in the Company's financial statements. In fiscal 1995, GCC sold its preferred stock and 282,600 shares of common stock to MMI. GCC received proceeds of $120,000 and a note receivable for approximately $2.6 million. GCC now holds approximately 20% of MMI's outstanding common shares and accounts for the investment using the cost method. GCC does not have significant influence or control of MMI. GCC recorded a pretax gain of $511,000 on the sale of this investment.



    INTEREST.   Interest  expense of $15.3  million in fiscal  1995 has remained relatively consistent with fiscal 1994.



    NET EARNINGS. Net earnings increased to $769,000 in fiscal 1995, representing a 718% increase from fiscal 1994 net earnings of $94,000. Excluding the impact of adopting SFAS No. 109 in the 1994 period, and SFAS No. 112 in the 1995 period, the Company experienced an improvement in after-tax earnings of approximately $4.8 million for fiscal 1995 as compared to fiscal 1994.



LIQUIDITY AND CAPITAL RESOURCES



    The Company relies upon cash flow from operations, patron deposits, Patronage Certificates, shareholdings and borrowings under the Company's credit lines, to finance operations. Net cash provided from operating activities totalled $38.3 million for fiscal 1996, $9.1 million for fiscal 1995, and $18.2 million for fiscal 1994. The Company's cost and expense reductions, revised marketing programs, and the dividend retention program provide adequate operating cash flow to conduct the Company's business operations. At August 31, 1996, working capital was $63.1 million, and the current ratio was 1.3 and 1.7 at fiscal year end 1996 and 1995, respectively. Working capital varies throughout the year primarily as a result of seasonal inventory requirements.

    Capital expenditures totalled $13.3 million in fiscal 1996 and $9.4 million in fiscal 1995 and $5.9 million in fiscal 1994.



    The Company has agreements with certain banks that provide for committed lines of credit. These credit lines are available for general working capital, acquisitions, and maturing long-term debt. At the end of fiscal 1996, the Company had a $135 million committed line of credit, of which $107.3 million was not utilized. The $135 million secured, committed line of credit matures March 17, 1999. The credit agreement is collateralized by accounts receivable, inventory, and certain other assets of the Company and two of its principal subsidiaries, excluding equipment, real property and the assets of GCC. The agreement provides for Eurodollar basis or prime basis borrowings at the Company's option. As of August 31, 1996, the Company's outstanding borrowings, including obligations under capital leases of approximately $3.7 million, amounted to $87.1 million, of which $75.6 million was classified as noncurrent.



    On August 30 ,1996, a $25 million credit agreement was paid off in full and terminated by the Company. Funds for the payoff were provided through a loan purchase agreement with a bank. The loan purchase agreement maturity date is August 29, 2001, but is subject to extension by mutual agreement of the Company and the bank for an additional one year on each anniversary date of the initial purchase date. Total loan purchases under the agreement are limited to a total aggregate principal outstanding of $50 million.



    On September 20, 1996, the Company entered into a credit agreement for $10 million. This line is available for funding loans. The credit agreement is collateralized by GCC's member loan receivables. The maturity date is September 20, 2001, but is subject to an annual extension of one year by the mutual consent of the Company and the bank. The agreement provides for prime basis or Eurodollar basis borrowings at the Company's option.



    In fiscal 1995, the Company completed a sale leaseback transaction involving an office building used to house the Company's support personnel. Proceeds from the transaction were $11.5 million. Concurrent with the sale of the real property, the Company entered into a twenty year lease of the property, with two ten year extension options.



    Patronage dividends are currently paid out in the following order and manner: first, patrons receive 20% in cash; second, member-patrons receive the required amount of Class B Shares; third, the remainder is credited to the patron's deposit account.



    In addition, Certified issued subordinated patronage dividend certificates ("Patronage Certificates") evidencing the retention of a portion of patronage dividends for fiscal years 1993, 1994 and 1995. The amounts retained were deducted from each member-patron's patronage dividend prior to the issuance of Class B Shares to such member-patron.



    Patronage Certificates are unsecured general obligations of Certified, are subordinated to certain other indebtedness of Certified, and are nontransferable without the consent of the Company. The Patronage Certificates are subject to redemption, at any time in whole and from time to time in part, without premium, at the option of Certified, and are subject to being set off, at the option of Certified, against all or any portion of the amounts owing to the Company by the holder.



    The Board of Directors determined that in fiscal 1993, 1994 and 1995, the portion of the patronage dividend retained and evidenced by the issuance of Patronage Certificates was 20% of the fourth quarter fiscal 1993 dairy division dividend, 20% of the fiscal 1994 dairy division dividends and 20% of the first and second quarter fiscal 1995 dividends for the dairy division. The Patronage Certificates were 40% of the fiscal 1993, 1994 and 1995 dividends for non-dairy products. The Patronage Certificates have a seven year term, and bear interest payable annually on December 15 in each year.

    The following table represents a summary of the Patronage Certificates issued and their respective terms in fiscal 1993, 1994 and 1995.



                                AGGREGATE    ANNUAL
            FISCAL              PRINCIPAL   INTEREST    MATURITY
             YEAR                 AMOUNT      RATE        DATE
------------------------------  ----------  ---------   --------
1993..........................  $2,018,000      7%      12/15/00
1994..........................  $2,426,000      8%      12/15/01
1995..........................  $2,117,000      7%      12/15/02



    During fiscal 1996, the Company set off approximately $12,000 in Patronage Certificates against a portion of amounts owed to the Company by the holders.



    For the third and fourth quarters of fiscal 1995, the Company suspended the retention of any of the dairy division patronage dividends due to competitive market conditions. During fiscal 1996 the retention program was suspended for all divisions, including the dairy. While the Company suspended the retention program for fiscal 1996, the retention program has not been discontinued. The Company expects to continue to distribute patronage dividends in the future, although there can be no assurance of the amounts of such dividends.



    Patrons are generally required to maintain subordinated deposits with the Company and member-patrons purchase shares of stock of the Company. Upon termination of patron status, the withdrawing patron will be entitled to recover deposits in excess of its obligations to the Company if permitted by the applicable subordination provisions, and a member-patron also will be entitled to have its shares redeemed, subject to applicable legal requirements, Company policies and credit agreement limitations. The Company's current redemption policy limits the Class B Shares that the Company is obligated to redeem in any fiscal year to 5% of the number of Class B Shares deemed outstanding at the end of the preceding fiscal year. In fiscal 1996, this limitation restricted the Company's redemption of shares to 19,238 shares for $3,190,815. In fiscal 1997, the 5% limitation will restrict the Company's redemption of shares to 19,191 shares for $3,222,937. The number of shares tendered for redemption at October 31, 1996 totalled 77,481 (or approximately $13.0 million, using fiscal 1996 year end book value), which exceeds the amount that can be redeemed in fiscal 1997. Consequently, the Company will be required to make redemptions in fiscal 1998, 1999 and 2000, with such redemptions approximating $9.8 million based on 1996 year end book value and estimated share issuances for those years. The redemption price for shares is based upon their book value as of the end of the year preceding redemption. Cash flow to fund redemption of shares is provided from operations, patron deposits, Patronage Certificates, current shareholdings and borrowings under the Company's credit lines.



                                 LEGAL MATTERS


    The validity of the Deposit Accounts has been passed upon for the Company by Burke, Williams & Sorensen, Los Angeles, California.

                                    EXPERTS


    The consolidated financial statements of the Company as of August 31, 1996 and for the fiscal year then ended, included in this Prospectus, and included in the Annual Report on Form 10-K of the Company incorporated by reference into this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein and have been so included and incorporated in reliance on the report of such firm, given upon their authority as experts in accounting and auditing.



    The consolidated  balance  sheet  of  the Company  and  subsidiaries  as  of
September 2, 1995 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the two fiscal years in the period ended September 2, 1995, included in this Prospectus, and included in the Annual Report on Form 10-K of the Company, incorporated by reference into this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
                         INDEX TO FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
Consolidated Financial Statements:
  Independent Auditors' Reports............................................................................         17
  Consolidated Balance Sheets as of August 31, 1996 and September 2, 1995..................................         19
  Consolidated Statements of Earnings for Fiscal Years Ended August 31, 1996, September 2, 1995 and
   September 3, 1994.......................................................................................         20
  Consolidated Statements of Shareholders' Equity for Fiscal Years Ended August 31, 1996, September 2, 1995
   and September 3, 1994...................................................................................         21
  Consolidated Statements of Cash Flows for Fiscal Years Ended August 31, 1996, September 2, 1995 and
   September 3, 1994.......................................................................................         22
  Notes to Consolidated Financial Statements...............................................................         23

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Certified Grocers of California, Ltd.



    We have audited the consolidated balance sheet of Certified Grocers of California, Ltd. and subsidiaries as of August 31, 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.



    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Certified Grocers of California, Ltd. and subsidiaries as of August 31, 1996 and the results of their operations and their cash flows for the fiscal year then ended in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP



Los Angeles, California
October 31, 1996

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Certified Grocers of California, Ltd.



    We have audited the consolidated balance sheet of Certified Grocers of California, Ltd. and subsidiaries as of September 2, 1995 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the two fiscal years in the period ended September 2, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Certified Grocers of California, Ltd. and subsidiaries as of September 2, 1995 and the results of their operations and their cash flows for each of the two fiscal years in the period ended September 2, 1995, in conformity with generally accepted accounting principles.



    As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions in 1994 and postemployment benefits in 1995.



                                          COOPERS AND LYBRAND L.L.P.



Los Angeles, California


November 27, 1995

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)
                     AUGUST 31, 1996 AND SEPTEMBER 2, 1995



                                     ASSETS



                                                                                            1996        1995
                                                                                         ----------  ----------
Current:
  Cash and cash equivalents............................................................  $    6,451  $    7,329
  Accounts and notes receivable, net...................................................      98,424     104,249
  Inventories..........................................................................     136,303     149,432
  Prepaid expenses.....................................................................       4,625       4,789
  Deferred taxes.......................................................................       5,356       2,850
                                                                                         ----------  ----------
        Total current assets...........................................................     251,159     268,649
Properties, net........................................................................      73,571      71,816
Investments............................................................................      27,541      22,051
Notes receivable.......................................................................       8,309      25,622
Other assets...........................................................................      12,780      10,465
                                                                                         ----------  ----------
          TOTAL ASSETS.................................................................  $  373,360  $  398,603
                                                                                         ----------  ----------
                                                                                         ----------  ----------

                                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current:
  Accounts payable.....................................................................  $   98,468  $   86,159
  Accrued liabilities..................................................................      62,986      51,018
  Current portion of notes payable.....................................................      11,440      11,573
  Patrons' excess deposits and declared patronage dividends............................      15,157      12,214
                                                                                         ----------  ----------
        Total current liabilities......................................................     188,051     160,964
Notes payable, due after one year......................................................      75,617     129,686
Long-term liabilities..................................................................      14,913      12,210
Commitments and contingencies -- See Notes 12 and 15
Patrons' deposits and certificates:
  Patrons' required deposits...........................................................      15,524      17,022
  Subordinated patronage dividend certificates.........................................       6,549       6,561
Shareholders' equity
  Class A Shares.......................................................................       5,305       5,292
  Class B Shares ......................................................................      56,504      56,266
  Retained earnings ...................................................................      11,436      10,488
  Net unrealized gain (loss) on appreciation (depreciation) of investments.............        (284)        114
  Minimum pension liability adjustment.................................................        (255)
                                                                                         ----------  ----------
        Total shareholders' equity.....................................................      72,706      72,160
                                                                                         ----------  ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...................................  $  373,360  $  398,603
                                                                                         ----------  ----------
                                                                                         ----------  ----------



        The accompanying notes are an integral part of these statements.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                             (DOLLARS IN THOUSANDS)
FOR FISCAL YEARS ENDED AUGUST 31, 1996, SEPTEMBER 2, 1995, AND SEPTEMBER 3, 1994



                                                                        1996          1995          1994
                                                                    ------------  ------------  ------------
Net sales.........................................................  $  1,948,919  $  1,822,804  $  1,873,872
Costs and expenses:
  Cost of sales...................................................     1,770,339     1,653,660     1,698,930
  Distribution, selling and administrative........................       149,078       141,947       149,303
                                                                    ------------  ------------  ------------
Operating income..................................................        29,502        27,197        25,639
Interest expense..................................................       (14,406)      (15,260)      (15,405)
Other income (expense), net.......................................           366           509        (1,600)
                                                                    ------------  ------------  ------------
Earnings before patronage dividends, provision for income taxes
  and cumulative effect of accounting change......................        15,462        12,446         8,634
Declared patronage dividends......................................       (13,200)      (11,571)      (10,837)
                                                                    ------------  ------------  ------------
Earnings (loss) before income tax provision and cumulative effect
  of accounting change............................................         2,262           875        (2,203)
Provision for income taxes........................................           745           106           203
                                                                    ------------  ------------  ------------
Earnings (loss) before cumulative effect of accounting change.....         1,517           769        (2,406)
Cumulative effect of accounting change............................                                     2,500
                                                                    ------------  ------------  ------------
Net earnings......................................................  $      1,517  $        769  $         94
                                                                    ------------  ------------  ------------
                                                                    ------------  ------------  ------------



        The accompanying notes are an integral part of these statements.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)
FOR FISCAL YEARS ENDED AUGUST 31, 1996, SEPTEMBER 2, 1995, AND SEPTEMBER 3, 1994



                                                                                                      NET UNREALIZED
                                                                                                      GAIN (LOSS) ON      MINIMUM
                                                     CLASS A               CLASS B                     APPRECIATION       PENSION
                                               --------------------  --------------------  RETAINED   (DEPRECIATION)     LIABILITY
                                                SHARES     AMOUNT     SHARES     AMOUNT    EARNINGS   OF INVESTMENTS    ADJUSTMENT
                                               ---------  ---------  ---------  ---------  ---------  ---------------  -------------
Balance, August 28, 1993.....................     49,700  $   4,285    394,326  $  57,238  $  11,085
  Class A Shares issued......................      6,000        981
  Class A Shares redeemed....................     (6,600)      (562)                            (517)
  Class B Shares issued......................                           13,676      2,230
  Class B Shares redeemed....................                          (19,716)    (2,875)      (349)
  Net earnings...............................                                                     94
  Net unrealized loss on depreciation of
   investments (net of deferred tax benefit
   of $157)..................................                                                            $    (304)
                                               ---------  ---------  ---------  ---------  ---------         -----
Balance, September 3, 1994...................     49,100      4,704    388,286     56,593     10,313          (304)
  Class A Shares issued......................      7,800      1,271
  Class A Shares redeemed....................     (6,600)      (683)                            (393)
  Class B Shares issued......................                           15,895      2,637
  Class B Shares redeemed....................                          (19,414)    (2,964)      (201)
  Net earnings...............................                                                    769
  Net unrealized gain on appreciation of
   investments (net of deferred tax of
   $216).....................................                                                                  418
                                               ---------  ---------  ---------  ---------  ---------         -----
Balance, September 2, 1995...................     50,300      5,292    384,767     56,266     10,488           114
  Class A Shares issued......................      4,800        796
  Class A Shares redeemed....................     (6,000)      (783)                            (212)
  Class B Shares issued......................                           18,286      3,072
  Class B Shares redeemed....................                          (19,238)    (2,834)      (357)
  Net earnings...............................                                                  1,517
  Net unrealized loss on depreciation of
   investments (net of deferred tax benefit
   of $205)..................................                                                                 (398)
  Minimum pension liability adjustment (net
   of tax of $195)...........................                                                                            $    (255)
                                               ---------  ---------  ---------  ---------  ---------         -----           -----
Balance, August 31, 1996.....................     49,100  $   5,305    383,815  $  56,504  $  11,436     $    (284)      $    (255)
                                               ---------  ---------  ---------  ---------  ---------         -----           -----
                                               ---------  ---------  ---------  ---------  ---------         -----           -----



        The accompanying notes are an integral part of these statements.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
FOR FISCAL YEARS ENDED AUGUST 31, 1996, SEPTEMBER 2, 1995, AND SEPTEMBER 3, 1994



                                                                                   1996       1995       1994
                                                                                 ---------  ---------  ---------
Cash flows from operating activities:
Net earnings...................................................................  $   1,517  $     769  $      94
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Gain on sale of investments in affiliates..................................       (366)      (511)
    Cumulative effect of accounting change.....................................                           (2,500)
    Depreciation and amortization..............................................     10,022      9,982     10,680
    Deferred taxes.............................................................     (3,819)      (273)
    (Gain) loss on disposal of properties......................................       (158)       366       (445)
    Accrued benefit costs......................................................      2,595      5,616      2,940
    Accrued environmental liabilities..........................................                   110      1,100
    Accrued sublease liability.................................................       (167)      (230)     1,228
    Facility relocation........................................................                              520
    Decrease (increase) in assets:
      Accounts and notes receivable............................................      1,892     (7,757)     3,428
      Inventories..............................................................      6,893     (3,976)     1,611
      Prepaid expenses.........................................................        131     (1,041)       170
      Notes receivable.........................................................    (10,547)       293      2,720
    Increase (decrease) in liabilities:
      Accounts payable.........................................................     14,905      4,825     (2,741)
      Accrued liabilities......................................................     12,449        218      2,584
      Patrons' excess deposits and declared patronage dividends................      2,943        673     (3,205)
                                                                                 ---------  ---------  ---------
Net cash provided by operating activities......................................     38,290      9,064     18,184
                                                                                 ---------  ---------  ---------
Cash flows from investing activities:
  Purchase of properties.......................................................    (13,350)    (9,363)    (5,921)
  Proceeds from sales of properties............................................      1,846     12,489      1,295
  Decrease in other assets.....................................................     (1,703)    (1,793)      (244)
  Investment in securities, net................................................     (4,888)    (1,316)    (7,974)
  Proceeds from sale of notes receivable.......................................     27,860
  Sales of investments in affiliates, net of cash disposed*....................      1,785       (479)
                                                                                 ---------  ---------  ---------
Net cash provided (utilized) by investing activities...........................     11,550       (462)   (12,844)
                                                                                 ---------  ---------  ---------
Cash flows from financing activities:
  Reduction of long-term notes payable.........................................    (37,329)    (7,534)    (5,934)
  Reduction of short-term notes payable........................................    (11,573)    (2,658)    (3,132)
  Decrease in members' required deposits.......................................     (1,498)      (567)    (1,312)
  Issuance of subordinated patronage dividend certificates.....................                 2,117      2,421
  Repurchase of shares from members............................................     (4,186)    (4,224)    (4,303)
  Issuance of shares to members................................................      3,868      3,891      3,211
                                                                                 ---------  ---------  ---------
Net cash utilized by financing activities......................................    (50,718)    (8,975)    (9,049)
                                                                                 ---------  ---------  ---------
Net decrease in cash and cash equivalents......................................       (878)      (373)    (3,709)
Cash and cash equivalents at beginning of year ................................      7,329      7,702     11,411
                                                                                 ---------  ---------  ---------
Cash and cash equivalents at end of year.......................................  $   6,451  $   7,329  $   7,702
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Supplemental disclosure of cash flow information:
Cash paid during the year for:
  Interest.....................................................................  $  14,929  $  15,006  $  15,232
  Income taxes ................................................................        980      2,388         70
                                                                                 ---------  ---------  ---------
                                                                                 $  15,909  $  17,394  $  15,302
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
*Sales of investments in affiliates, net of cash disposed:
  Working capital, other than cash.............................................  $   7,188  $    (980)
  Property, plant and equipment................................................        460      1,596
  Note receivable..............................................................                (2,580)
  Investment in preferred stock................................................     (1,000)
  Other assets.................................................................         71      1,857
  Proceeds in excess of net assets of affiliates sold, net.....................        366        511
  Long-term debt...............................................................     (5,300)      (883)
                                                                                 ---------  ---------
    Net cash effect from sales of investments in affiliates....................  $   1,785  $    (479)
                                                                                 ---------  ---------
                                                                                 ---------  ---------



        The accompanying notes are an integral part of these statements.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:



  PRINCIPLES OF CONSOLIDATION:



    The consolidated financial statements include the accounts of Certified Grocers of California, Ltd. and its subsidiaries ("Certified" or the "Company"). Intercompany transactions and accounts with subsidiaries have been eliminated.



  NATURE OF BUSINESS:



    The Company is a cooperative organization engaged primarily in the distribution of food products and related nonfood items primarily to retail establishments owned by shareholders of the Company. All establishments with which directors are affiliated, as members of the Company, purchase groceries, related products and store equipment from the Company in the ordinary course of business at prices and on terms available to members generally.



    The Company's fiscal year ends on the Saturday nearest to August 31. Fiscal years 1996 and 1995 included 52 weeks, while fiscal year 1994 included 53 weeks.



  RECLASSIFICATIONS:



    Certain  reclassifications  have  been   made  to  prior  years'   financial
statements to present them on a basis comparable with the current year's presentation.



  CASH EQUIVALENTS:



    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.



  INVENTORIES:



    Inventories are valued at the lower of cost (first-in, first-out) or market.



  DEPRECIATION:



    Depreciation is computed using the straight-line method over the estimated useful lives of the assets which are 40 years for buildings and 10 years for equipment. Leasehold improvements are amortized based on the estimated life of the asset or the life of the lease, whichever is shorter. Expenditures for replacements or major improvements are capitalized; expenditures for normal maintenance and repairs are charged to operations as incurred. Upon sale or retirement of properties, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in operations.



  POSTRETIREMENT BENEFITS:



    Effective August 29, 1993, the Company implemented Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106"). This statement requires that the cost of these benefits, which are primarily for health care and life insurance, be recognized in the financial statements throughout the employees' active working careers. The Company's previous practice was to expense these costs on a cash basis, principally after retirement. The transition obligation is being amortized on a straight-line basis over twenty years as allowed under SFAS No. 106.



  POSTEMPLOYMENT BENEFITS:



    The Financial Accounting Standards Board ("FASB") issued Statement No. 112 "Employers Accounting for Postemployment Benefits", which is effective for fiscal years beginning after December 15, 1993. Accordingly, the Company conformed to the new requirements in fiscal 1995. The new accounting standard requires an accrual rather than a pay-as-you-go basis of recognizing expenses for postemployment benefits (provided by an employer to former or inactive employees after termination of employment but before retirement).

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


  ENVIRONMENTAL COSTS:



    The Company expenses, on a current basis, certain recurring costs incurred in complying with environmental regulations and remediating environmental pollution. The Company also reserves for certain non-recurring future costs required to remediate environmental pollution for which the Company is liable whenever, by diligent legal and technical investigation, the scope or extent of pollution has been determined, the Company's contribution to the pollution has been ascertained, remedial measures have been specifically identified as practical and viable, and the cost of remediation and the Company's proportionate share can be reasonably estimated.



  INCOME TAXES:



    Effective August 29, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The cumulative effect of this change in accounting principle increased the Company's fiscal 1994 net earnings by $2.5 million. Accordingly, the Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carryforwards that result from events that have been recognized either in the financial statements or in the income tax returns but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax laws. Valuation allowances are recognized if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.



  INVESTMENTS:



    The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), on September 3, 1994. Investments in debt securities and equity securities with readily determinable fair values are classified into categories based on the Company's intent. Investments available for sale are carried at estimated fair value. Unrealized holding gains and losses are excluded from earnings and reported, net of income taxes, as a separate component of shareholders' equity until realized. For all investment securities, unrealized losses that are other than temporary are recognized in net income. Realized gains and losses are determined on the specific identification method and are reflected in net earnings.



    In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of September 3, 1994 of adopting SFAS 115 decreases shareholders' equity by $304,000. There was no effect on net income.



    The cost of securities sold is determined by the specific identification method.



  USE OF ESTIMATES:



    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  IMPAIRMENT OF LONG-LIVED ASSETS:



    The FASB issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which is effective for fiscal years beginning after December 15, 1995. Accordingly, the Company will conform to the new requirements in fiscal 1997. The Statement establishes guidelines to be used when evaluating long-lived assets, identifiable intangibles, and related goodwill that an entity plans to continue to use in operations for impairment and prescribes the accounting when such assets are determined to be impaired. The Statement also provides guidance on the accounting for similar assets that a company plans to dispose of, except for those assets of a discontinued operation. Management estimates that the adoption of this pronouncement will not have a material effect on the Company's consolidated financial position and results of operations.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


  TRANSFERS AND SERVICING OF FINANCIAL ASSETS:



    The FASB issued Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which is effective for transfers and servicing of assets and liabilities occurring after December 31, 1996. The Statement provides for standards that are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Accordingly, the Company will conform to the new requirements for applicable transactions occurring after December 31, 1996.



2.  PROPERTIES:



    Properties at August 31, 1996, and September 2, 1995 stated at cost, are comprised of:



                                                                                  1996        1995
                                                                               ----------  ----------
                                                                               (DOLLARS IN THOUSANDS)
Land.........................................................................  $    8,812  $    8,856
Buildings and leasehold improvements.........................................      64,269      64,321
Equipment....................................................................      74,839      65,849
Equipment under capital leases...............................................       7,779       9,259
                                                                               ----------  ----------
                                                                                  155,699     148,285
Less accumulated depreciation and
  amortization...............................................................      82,128      76,469
                                                                               ----------  ----------
                                                                               $   73,571  $   71,816
                                                                               ----------  ----------
                                                                               ----------  ----------



3.  INVESTMENTS:



    The amortized cost and fair values of investments available-for-sale, including equity securities, were as follows:



                                                                            GROSS          GROSS
                                                            AMORTIZED    UNREALIZED     UNREALIZED      FAIR
AUGUST 31, 1996                                               COST          GAINS         LOSSES        VALUE
---------------------------------------------------------  -----------  -------------  -------------  ---------
                                                                          (DOLLARS IN THOUSANDS)
Fixed Maturities:
  U.S. Treasury securities and obligations of U.S.
   government corporations and agencies..................   $  10,219     $      21      $     350    $   9,890
  Corporate securities...................................       3,008            32            110        2,930
  Mortgage backed securities.............................       1,052                           35        1,017
                                                           -----------          ---          -----    ---------
    Sub-total............................................      14,279            53            495       13,837
Redeemable preferred stock...............................       7,739            22             10        7,751
Equity securities........................................       5,953                                     5,953
                                                           -----------          ---          -----    ---------
                                                            $  27,971     $      75      $     505    $  27,541
                                                           -----------          ---          -----    ---------
                                                           -----------          ---          -----    ---------

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                                            GROSS          GROSS
                                                            AMORTIZED    UNREALIZED     UNREALIZED      FAIR
SEPTEMBER 2, 1995                                             COSTS         GAINS         LOSSES        VALUE
---------------------------------------------------------  -----------  -------------  -------------  ---------
                                                                          (DOLLARS IN THOUSANDS)
Fixed Maturities:
  U.S. Treasury securities and obligations of U.S.
   government corporations and agencies..................   $   9,941     $     138      $      83    $   9,996
  Corporate securities...................................       1,765            57             14        1,808
  Mortgage backed securities.............................         933            19              1          951
                                                           -----------        -----            ---    ---------
    Sub-total............................................      12,639           214             98       12,755
Redeemable preferred stock...............................       6,696            58              1        6,753
Equity securities........................................       2,543                                     2,543
                                                           -----------        -----            ---    ---------
                                                            $  21,878     $     272      $      99    $  22,051
                                                           -----------        -----            ---    ---------
                                                           -----------        -----            ---    ---------



    Fixed maturity investments are due as follows:



                                                                                   AMORTIZED      FAIR
AUGUST 31, 1996                                                                      COST         VALUE
--------------------------------------------------------------------------------  -----------  -----------
                                                                                   (DOLLARS IN THOUSANDS)
Fixed Maturities Available for Sale:
  Due in one year or less.......................................................   $  --        $  --
  Due after one year through five years.........................................       6,109        6,006
  Due after five years through ten years........................................       5,173        5,004
  Due after ten years...........................................................       2,997        2,827
                                                                                  -----------  -----------
                                                                                   $  14,279    $  13,837
                                                                                  -----------  -----------
                                                                                  -----------  -----------



                                                                                   AMORTIZED      FAIR
SEPTEMBER 2, 1995                                                                    COST         VALUE
--------------------------------------------------------------------------------  -----------  -----------
                                                                                   (DOLLARS IN THOUSANDS)
Fixed Maturities Available for Sale:
  Due in one year or less.......................................................   $     300    $     304
  Due after one year through five years.........................................       4,420        4,438
  Due after five years through ten years........................................       4,475        4,481
  Due after ten years...........................................................       3,444        3,532
                                                                                  -----------  -----------
                                                                                   $  12,639    $  12,755
                                                                                  -----------  -----------
                                                                                  -----------  -----------



    Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are shown as being due at their average expected maturity dates.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    Investment income is summarized as follows:



                                                                                    1996       1995       1994
                                                                                  ---------  ---------  ---------
                                                                                      (DOLLARS IN THOUSANDS)
Fixed maturities................................................................  $   1,834  $   1,469  $   1,094
Preferred stock.................................................................        350        563        461
Equity securities...............................................................        132
Cash and cash equivalents.......................................................        197        171         95
                                                                                  ---------  ---------  ---------
                                                                                      2,513      2,203      1,650
Less investment expenses........................................................         95         85        110
                                                                                  ---------  ---------  ---------
    Net investment income.......................................................  $   2,418  $   2,118  $   1,540
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------



    Investments carried at fair values of $11,586,000 and $11,272,000 at August 31, 1996 and September 2, 1995 respectively, are on deposit with regulatory authorities in compliance with insurance company regulations. Equity securities which do not have readily determinable fair values are accounted for using the cost method.



4.  ACCRUED LIABILITIES:



    Accrued liabilities at August 31, 1996 and September 2, 1995 are summarized as follows:



                                                                                   1996       1995
                                                                                 ---------  ---------
                                                                                     (DOLLARS IN
                                                                                      THOUSANDS)
Accrued promotional & other liabilities........................................  $  12,686  $   6,777
Insurance loss reserves & other liabilities....................................     15,492     11,261
Accrued income & other taxes payable...........................................      9,641      5,395
Accrued wages & related taxes..................................................      9,021      8,985
Other accrued liabilities......................................................     16,146     18,600
                                                                                 ---------  ---------
                                                                                 $  62,986  $  51,018
                                                                                 ---------  ---------
                                                                                 ---------  ---------

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


5.  NOTES PAYABLE:



    Notes payable at August 31, 1996 and September 2, 1995 are summarized as follows:



                                                                                  1996        1995
                                                                               ----------  ----------
                                                                               (DOLLARS IN THOUSANDS)
Notes payable to banks under revolving credit agreements, expiring March 17,
  1999, interest rate at prime (8.25% and 8.75% at August 31, 1996 and
  September 2, 1995, respectively) plus 1/2% or Eurodollar (5.88% at August
  31, 1996 and September 2, 1995) plus 1 1/2%................................  $   27,682  $   53,439
Subordinated note payable to a life insurance company, due April 1, 1999, interest rate of 10.8%, $8,750,000 due April 1 each year beginning in
  1996.......................................................................      26,250      35,000
Senior note payable to a life insurance company, collateralized through an inter-creditor agreement with banks under the revolving credit agreement of
  $135 million, due January 15, 2005, interest rate of 9.55%, $62,500 due monthly each year beginning in 1992 through 2000 and then $220,833 monthly
  until maturity.............................................................      15,750      16,500
Notes payable, collateralized by land and warehouses, payable monthly,
  approximately $60,000 plus interest at 9.88%, due February 1, 2006.........      13,636      14,462
Note payable to banks under revolving credit agreements, terminated August
  30, 1996, interest rate at prime (8.75% at September 2, 1995) plus 1/2% or
  Eurodollar (5.88% at September 2, 1995) plus 1 1/2%........................      --          15,500
Obligations under capital leases.............................................       3,739       6,358
                                                                               ----------  ----------
                                                                                   87,057     141,259
Less portion due within one year.............................................     (11,440)    (11,573)
                                                                               ----------  ----------
                                                                               $   75,617  $  129,686
                                                                               ----------  ----------
                                                                               ----------  ----------



    Maturities of long-term debt as of August 31, 1996 are:



                                                                       (DOLLARS IN
                                                                        THOUSANDS)
1997.................................................................  $ 11,440
1998.................................................................    11,343
1999.................................................................    39,035
2000.................................................................     4,039
2001.................................................................     4,334
Beyond 2001..........................................................    16,866
                                                                       ------------
                                                                       $ 87,057
                                                                       ------------
                                                                       ------------



    During fiscal 1996, the Company maintained two credit agreements with certain banks that provide for committed lines of credit for general working capital, acquisitions, and maturing long-term debt. At the end of fiscal 1996, the Company had a $135 million committed line of credit, of which $107.3 million was not utilized. The unused portion of this credit line is subject to annual commitment fees of 0.375%.



    The credit agreement contains various financial covenants pertaining to working capital, debt-to-equity ratios, tangible net worth, earnings, and similar provisions. In addition, on the required portion of member

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


deposits and redemption of Class A and Class B Shares, no payment may be made if there exists a default with respect to any senior indebtedness, as defined, until such default has been cured or waived or until such senior indebtedness has been paid in full.



    The $135 million credit agreement is collateralized by accounts receivable, inventory and certain other assets of the Company and two of its principal subsidiaries, excluding equipment, real property and the assets of Grocers Capital Company ("GCC"). The maturity date is March 17, 1999, but is subject to extension by the mutual consent of the Company and the banks. The agreement provides for Eurodollar basis or prime basis borrowings at the Company's option.



    On August 30, 1996, a $25 million credit agreement was paid off in full and terminated by GCC. Funds for the payoff were provided through a loan purchase agreement with a bank. The loan purchase agreement maturity date is August 29, 2001, but is subject to extension by mutual agreement of the Company and the bank for an additional one year on each anniversary date of the initial purchase date. Total loan purchases under the agreement are limited to a total aggregate principal outstanding of $50 million.



    On September 20, 1996, the Company entered into a credit agreement for $10 million. This credit line is available for funding loans. The credit agreement is collateralized by GCC's member loan receivables. The maturity date is September 20, 2001, but is subject to an annual extension of one year by the mutual consent of the Company and the bank. The agreement provides for prime basis or Eurodollar basis borrowings at the Company's option.



    As a result of maturing long-term debt (a non-cash financing activity), the Company reclassified from long to short-term debt $11,440,000, $11,570,000, and $2,978,000 in fiscal 1996, 1995, and 1994, respectively.



6.  LEASES:



    The Company has entered into both operating and capital leases for certain warehouse, transportation and data processing computer equipment. The Company has also entered into operating leases for approximately 40 retail supermarkets. The majority of these locations are subleased to various member-patrons of the Company. The operating leases and subleases are noncancelable, renewable, include purchase options in certain instances, and require payment of real estate taxes, insurance and maintenance. In addition, the Company is contingently liable with respect to lease guarantees for certain member-patrons. The total commitment for such lease guarantees approximates $38.2 million to $40.2 million. The Company's security respecting these lease guarantees is discussed in Note 13 under "Concentration of Credit Risk."



    Total  rent expense was  $20,539,000, $21,051,000, and  $22,707,000 in 1996,
1995, and 1994, respectively. Sublease rental income was $6,214,000, $5,308,000, and $4,713,000 in 1996, 1995, and 1994, respectively.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    Minimum rentals (exclusive of real estate taxes, insurance, and other expenses payable under the terms of the leases) as of August 31, 1996 are summarized as follows:



                                                                     CAPITAL LEASES   OPERATING LEASES
                                                                     ---------------  ----------------
                                                                          (DOLLARS IN THOUSANDS)
1997...............................................................     $   1,255       $     20,743
1998...............................................................           999             18,045
1999...............................................................           852             14,391
2000...............................................................           852             12,791
2001...............................................................           340             10,979
Beyond 2001........................................................        --                 84,030
                                                                           ------           --------
  Total minimum lease payments.....................................         4,298       $    160,979
                                                                                            --------
                                                                                            --------
Less amount representing interest..................................          (559)
                                                                           ------
Present value of net minimum lease payments........................         3,739
Less current portion...............................................        (1,028)
                                                                           ------
  Total long-term portion..........................................     $   2,711
                                                                           ------
                                                                           ------



    Minimum sublease rentals (exclusive of real estate taxes, insurance and other expenses payable under the terms of the leases) as of August 31, 1996 are summarized as follows:



                                                                                      OPERATING LEASES
                                                                                    --------------------
                                                                                        (DOLLARS IN
                                                                                         THOUSANDS)
1997..............................................................................       $    6,929
1998..............................................................................            7,333
1999..............................................................................            6,850
2000..............................................................................            6,368
2001..............................................................................            6,260
Beyond 2001.......................................................................           53,343
                                                                                            -------
                                                                                         $   87,083
                                                                                            -------
                                                                                            -------



    In fiscal 1995, the Company completed a sale leaseback transaction with Trinet Corporate Realty Trust, Inc. ("Trinet"), an unaffiliated third party. The total sales price for the property was $11,500,000. Concurrent with the sale of the real property, the Company and Trinet entered into a twenty year lease of the property, with two ten year extension options. The monthly rental is approximately $108,000 and is subject to CPI adjustment commencing on the first day of the sixth, eleventh and sixteenth years. However, such CPI adjustments shall not exceed four percent per annum on a cumulative basis during each five year period. The gain on this transaction was $1.2 million of which $55,000 and $41,000 of the deferred gain was recognized during fiscal 1996 and 1995.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


7.  INCOME TAXES:



    The significant components of income tax expense (benefit) are summarized as follows:



                                                                1996       1995       1994
                                                              ---------  ---------  ---------
                                                                  (DOLLARS IN THOUSANDS)
Federal:
  Current...................................................  $   3,641  $     290  $   2,049
  Utilization of net operating loss carryforwards...........                             (800)
  Deferred..................................................     (2,849)       (72)    (1,156)
                                                              ---------  ---------  ---------
                                                                    792        218         93
                                                              ---------  ---------  ---------
State:
  Current...................................................        923        114        377
  Deferred..................................................       (970)      (226)      (267)
                                                              ---------  ---------  ---------
                                                                    (47)      (112)       110
                                                              ---------  ---------  ---------
                                                              $     745  $     106  $     203
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------



    The Company's income taxes currently payable in 1995 and 1994 are in part due to alternative minimum tax.



    The effects of temporary differences and other items that give rise to deferred tax assets and deferred tax liabilities are presented below:



                                                                              AUGUST 31,   SEPTEMBER 2,
                                                                                 1996          1995
                                                                              -----------  ------------
                                                                               (DOLLARS IN THOUSANDS)
Deferred tax assets:
  Accounts receivable.......................................................   $   5,058    $    2,223
  Accrued vacation/incentives...............................................         692           808
  Closed store reserves.....................................................         886           562
  Lease reserve.............................................................         382           483
  Deferred income...........................................................         559           597
  Insurance reserves........................................................       1,794         1,736
  Postretirement/postemployment benefits other than pensions................       5,676         4,366
  Alternative minimum tax credits...........................................       1,199         1,810
  Tax credits...............................................................         110           110
  Net operating loss carryforwards..........................................          12            93
  Other.....................................................................       1,418         1,362
                                                                              -----------  ------------
    Total gross deferred tax assets.........................................      17,786        14,150
  Less valuation allowance..................................................      (1,400)       (1,400)
                                                                              -----------  ------------
    Deferred tax assets.....................................................   $  16,386    $   12,750
                                                                              -----------  ------------
                                                                              -----------  ------------
Deferred tax liabilities:
  Property, plant and equipment.............................................   $   5,226    $    4,561
  Capitalized software......................................................       1,587         1,380
  Intangible assets.........................................................         676         1,878
  Deferred state taxes......................................................         679           349
  Other.....................................................................         199           341
                                                                              -----------  ------------
    Total gross deferred tax liabilities....................................   $   8,367    $    8,509
                                                                              -----------  ------------
                                                                              -----------  ------------
    Net deferred tax asset..................................................   $   8,019    $    4,241
                                                                              -----------  ------------
                                                                              -----------  ------------



    Net deferred tax assets of $5,356,000 and $2,850,000 are included in deferred taxes, current and $2,663,000 and $1,346,000 in other assets on the Company's Consolidated Balance Sheets as of August 31, 1996 and September 2, 1995, respectively.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. The remaining balance of the net deferred tax assets should be realized through future operating results, the reversal of taxable temporary differences, and tax planning strategies.



    The provision for income taxes at the Company's effective tax rate differed from the provision for income taxes at the statutory rate as follows:



                                                              1996     1995     1994
                                                              -----   -------   -----
                                                              (DOLLARS IN THOUSANDS)
Federal income tax expense (benefit) at the statutory
 rate.......................................................  $ 769   $   297   $(749)
State income taxes, net of federal income tax benefit.......    139       (75)     73
Insurance subsidiary not recognized for state taxes.........   (123)
Dividend received deduction.................................    (64)     (128)   (105)
Alternative minimum tax.....................................                      385
Increase in valuation allowance.............................                      392
Other, net..................................................     24        12     207
                                                              -----   -------   -----
Provision for income taxes..................................  $ 745   $   106   $ 203
                                                              -----   -------   -----
                                                              -----   -------   -----



    At August 31, 1996, the Company has alternative minimum tax credit carryforwards of approximately $1.2 million available to offset future regular income taxes payable to the extent such regular taxes exceed alternative minimum taxes payable.



8.  SUBORDINATED PATRONAGE DIVIDEND CERTIFICATES:



    In December 1992, the Company's Board of Directors authorized a patronage dividend retention program to be effective commencing with the dividends payable for fiscal 1993, whereby, subject to annual Board approval, Certified retains a portion of the patronage dividends and issues Patronage Certificates (the "Certificates") evidencing its indebtedness respecting the retained amounts. In addition, the program provides for the issuance of the Certificates to patrons on an annual basis in a portion and at an interest rate to be determined annually by the Board of Directors. However, as to any particular patron, if the amount of the retention is less than a specified minimum (presently $500), then no retention occurs and a Certificate is not issued. Certificates for each year are unsecured general obligations of Certified, are subordinated to certain other Certified indebtedness, and are nontransferable without the consent of Certified. The certificates are subject to redemption, at any time in whole and from time to time in part, without premium, at the option of Certified.



    The Board of Directors determined that in fiscal 1993, 1994 and 1995, the portion of the patronage dividend retained and evidenced by the issuance of Patronage Certificates was 20% of the fourth quarter fiscal 1993 dairy division dividend, 20% of the fiscal 1994 dairy division dividends and 20% of the first and second quarter fiscal 1995 dividends for the dairy division. The Patronage Certificates were 40% of the fiscal 1993, 1994 and 1995 dividends for non-dairy products. The Patronage Certificates have a seven year term, and bear interest payable annually on December 15 in each year.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES

    The following table represents a summary of the Certificates issued and their respective terms in fiscal 1993, 1994 and 1995.



                                AGGREGATE    ANNUAL
            FISCAL              PRINCIPAL   INTEREST    MATURITY
             YEAR                 AMOUNT      RATE        DATE
------------------------------  ----------  ---------   --------
1993..........................  $2,018,000      7%      12/15/00
1994..........................  $2,426,000      8%      12/15/01
1995..........................  $2,117,000      7%      12/15/02



    During fiscal 1996, the Company set off approximately $12,000 in Patronage Certificates against a portion of amounts owed to the Company by the holders. The Company expects to continue to distribute patronage dividends in the future, although there can be no assurance of the amounts of such dividends.



    For the third and fourth quarters of fiscal 1995, the Company suspended the retention of any of the dairy division partronage dividends due to competitive market conditions. During fiscal 1996 the retention program was suspended for all divisions, including the dairy. While the Company suspended the retention program for fiscal 1996, the retention program has not been discontinued.



9.  CAPITAL SHARES:



    The Company requires that each member-patron hold 100 Class A shares. Each member-patron must also hold Class B Shares having combined issuance values equal to the lesser of the amount of the member-patron's required deposit or twice the member-patron's average weekly purchases (the "Class B Share requirement"). For this purpose, each Class B Share held by a member-patron has an issuance value equal to the book value of Certified's outstanding shares as of the close of the fiscal year last ended prior to the issuance of such Class B Share.



    After payment of at least 20% of the patronage dividend in cash and the issuance of the Patronage Certificates, Class B Shares are issued as a portion of each member-patron's patronage dividend and, to the extent necessary to fulfill the member-patron's Class B Share requirement, by crediting the member-patron's cash deposit account for the issuance values of such shares.



    All shares of a terminated member will be redeemed by the Company (subject to certain legal limitations, provisions of the Company's redemption policy, and provisions of certain of the Company's committed lines of credit) at a price equal to the book value of the shares as of the close of the fiscal year ended prior to the redemption, less all amounts that may be owing by the member to the Company. All shares are pledged to the Company to secure the Company's redemption rights and as collateral for all obligations to the Company. The Company is not obligated in any fiscal year to redeem more than 5% of the sum of the number of Class B Shares outstanding as of the close of the preceding fiscal year and the number of Class B Shares issued as a part of the patronage dividend for the preceding year (the "5% limit"). Thus, shares tendered for redemption in a given fiscal year may not necessarily be redeemed in that fiscal year. The 5% limit for fiscal year 1997 will allow for redemption of 19,191 shares. Additionally, through October 1996,

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


335 shares have been tendered for redemption. The following table summarizes the Class B Shares tendered and presently approved for redemption, shares redeemed, and the remaining number of shares pending redemption:



                  FISCAL
                   YEAR                     TENDERED  REDEEMED  REMAINING
------------------------------------------  --------  --------  ---------      BOOK
                                                                               VALUE
                                                                           -------------
                                                                            (DOLLARS IN
                                                                            THOUSANDS)
Years prior to 1994.......................   118,424   60,094    128,719   $     21,146
1994......................................    38,130   19,716     76,744         12,512
1995......................................    23,959   19,414     81,289         13,483
1996......................................    15,095   19,238     77,146         12,956



Because the 5% limit for fiscal year 1997 has been met, the remaining 58,290 shares (or approximately $9.8 million, using fiscal 1996 year end book value) not redeemed in fiscal year 1997 as well as the redemption of any additional Class B Shares tendered during fiscal 1997 will require the prior approval of the Company's Board of Directors. At present, such approvals are not expected to be given. Accordingly, since the Company's fiscal 1997 5% share redemption limitation has been met, future redemptions for the 1997 fiscal year will be postponed. The total of Class B Shares tendered and awaiting redemption has caused the 5% limit for fiscal 1997, and will cause the limits for fiscal 1998 through 2000 to be met, thereby delaying the redemption of Class B Shares in excess of such limit. The redemptions required for fiscal years 1998 through 2000 approximate $9.8 million based on 1996 year end book value and estimated share issuances for those years. Cash flow to fund redemption of shares is provided from operations, patron deposits, Patronage Certificates, current shareholdings and borrowings under the Company's credit lines. Any additional large tenderings of Class B Shares could also potentially cause future year 5% limitations to be exceeded. Therefore, the Company's ability to redeem additional shares in excess of the 5% limit without prior approval of the Board may also be limited.



    There are 500,000 authorized Class A Shares, of which 49,100 and 50,300 were outstanding at August 31, 1996 and September 2, 1995, respectively. There are 2,000,000 authorized Class B Shares, of which 383,815 and 384,767 including 18,286 and 15,895 respectively issued after year end, were outstanding at August 31, 1996 and September 2, 1995, respectively. Once redeemed, such shares are not available for reissuance to member-patrons.



    No member-patron may hold more than one hundred Class A Shares. However, it is possible that a member may have an interest in another member, or that a person may have an interest in more than one member, and thus have an interest in more than one hundred Class A Shares. The Board of Directors is authorized to accept member-patrons without the issuance of Class A Shares when the Board of Directors determines that such action is justified by reason of the fact that the ownership of the patron is the same, or sufficiently the same, as that of another member-patron holding one hundred Class A Shares. The price for such shares will be the book value per share of outstanding shares at the close of the fiscal year last ended.



    There are also 15 authorized Class C Shares of which 15 are outstanding. These shares are valued at $10 per share, and ownership is limited to members of the Board of Directors with no rights as to dividends or other distributions.



    Holders of Class A Shares are entitled to vote such shares cumulatively for the election of 12 of the directors on the Board of Directors. Holders of the Class B Shares are entitled to vote such shares cumulatively for the election of 3 of the directors on the Board of Directors. Except as required by California law, the Class C Shares have no voting rights.



10.  BENEFIT PLANS:



    The Company has a noncontributory, defined benefit pension plan covering substantially all of its nonunion employees. The benefits under the plan
generally    are   based    on   the    employee's   years    of   service   and

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


average earnings for the three highest consecutive calendar years of compensation during the ten years immediately preceding retirement. The Company makes contributions to the pension plan in amounts which are at least sufficient to meet the minimum funding requirements of applicable laws and regulations but no more than amounts deductible for federal income tax purposes. Benefits under the plan are included in a trust providing benefits through annuity contracts, and part of the plan assets are held by a trustee.



    The funded status of the plan and the amounts recognized in the balance sheet are:


                                                                                     1996       1995
                                                                                   ---------  ---------
                                                                                       (DOLLARS IN
                                                                                        THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligations, including vested
    benefits.....................................................................  $  23,259  $  24,416
  Effect of assumed future increase in compensation
    levels.......................................................................     10,484     10,319
                                                                                   ---------  ---------
  Projected benefit obligation for services rendered to
    date.........................................................................     33,743     34,735
Plan assets at fair value........................................................     33,711     32,593
                                                                                   ---------  ---------
Plan assets in deficiency of projected benefit obligations.......................         32      2,142
Unrecognized net gain............................................................     (3,570)    (6,094)
Unrecognized transition asset....................................................      1,530      1,839
Unrecognized prior service cost..................................................        303        342
                                                                                   ---------  ---------
Prepaid pension costs at June 1..................................................     (1,705)    (1,771)
                                                                                   ---------  ---------
Fourth quarter contribution......................................................     --         --
Fourth quarter net periodic pension cost.........................................        328        326
                                                                                   ---------  ---------
Prepaid pension cost at fiscal year end..........................................  $  (1,377) $  (1,445)
                                                                                   ---------  ---------


                                                                                     1996       1995       1994
                                                                                   ---------  ---------  ---------
                                                                                       (DOLLARS IN THOUSANDS)
Net pension cost for the fiscal years ending included the following components:
  Service cost -- benefits earned during the period..............................  $   1,448  $   1,398  $   1,385
  Interest cost on projected benefit obligation..................................      2,709      2,650      2,425
  Actual return on plan assets...................................................     (6,321)    (2,845)    (2,628)
  Net amortization and deferral..................................................      3,476        100       (266)
                                                                                   ---------  ---------  ---------
  Net periodic pension cost......................................................  $   1,312  $   1,303  $     916
                                                                                   ---------  ---------  ---------
Major assumptions:
  Assumed discount rate..........................................................       7.50%      7.50%      7.50%
  Assumed rate of future compensation increases..................................       5.50%      5.50%      5.50%
  Expected rate of return on plan assets.........................................       8.50%      8.50%      8.50%



    The method used to compute the vested benefit obligation is the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately. The vested benefit obligation was $22,927,000, $24,007,000, and $24,029,000 in 1996, 1995 and 1994, respectively.



    The Company also made contributions of $5,713,000, $5,368,000, and $4,820,000 in 1996, 1995, and 1994, respectively to collectively bargained, multiemployer defined benefit pension plans in accordance with the provisions of negotiated labor contracts. Information from the plans' administrators is not available to permit the Company to determine its proportionate share of termination liability, if any.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    The Company has an Employees' Sheltered Savings Plan, which is a defined contribution plan, adopted pursuant to Section 401(k) of the Internal Revenue Code for its nonunion employees. The Company matches each dollar deferred up to 4% of compensation and, at its discretion, matches 40% of amounts deferred between 4% and 8%. At the end of each fiscal year, the Company also contributes an amount equal to 2% of the compensation of those participants employed at that date. The Company contributed approximately $2,100,000, $2,100,000, and $2,200,000, in 1996, 1995, and 1994, respectively.



    Also, the Company has an Employee Savings Plan ("ESP"), which is a defined contribution plan, for all union and nonunion employees hired prior to March 1, 1983. Subsequent to March 1, 1983, the Company's contribution to the ESP in any fiscal year is based on net earnings as a percentage of total sales and is applicable to union employees only. In the event net earnings are less than 1.5% of total sales, no contribution is required. All corporate (nonunion) employees who had a previous balance in the ESP Plan had their balances transferred to the SSP Plan effective first quarter of fiscal 1992. No expense was incurred in fiscal years 1996, 1995 and 1994.



    In September 1994, the Board of Directors authorized a new supplemental executive pension plan (effective January 4, 1995) which provides retirement income to certain officers based on each participant's final salary and years of service with the Company. The plan, called the Company's Executive Salary Protection Plan ("ESPP II"), provides additional post-termination retirement income based on each participant's final salary and years of service with the Company. The funding of this benefit will be facilitated through the purchase of life insurance policies, the premiums of which will be paid by the Company and participant contributions.



    The amounts recognized in the balance sheet are:



                                                                                     1996        1995
                                                                                   ---------  -----------
                                                                                   (DOLLARS IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligations, including vested benefits.....................  $   3,807   $   3,026
  Effect of assumed future increase in compensation levels.......................        283         282
                                                                                   ---------  -----------
  Projected benefit obligation for services rendered to date.....................      4,090       3,308
                                                                                   ---------  -----------
Plan assets in deficiency of projected benefit obligation........................      4,090       3,308
Unrecognized net loss............................................................       (868)       (217)
Unrecognized prior service cost..................................................     (1,571)     (1,659)
                                                                                   ---------  -----------
Accrued pension cost as of June 1................................................      1,651       1,432
                                                                                   ---------  -----------
Fourth quarter contributions.....................................................     --             (20)
Fourth quarter net periodic pension cost.........................................        140         130
Additional minimum liability.....................................................      2,016       1,484
                                                                                   ---------  -----------
Accrued pension cost at fiscal year end..........................................  $   3,807   $   3,026
                                                                                   ---------  -----------



    The  additional  minimum liability  represents  the excess  of  the unfunded
Accumulated Benefit Obligation over previously accrued pension costs. A corresponding intangible asset was recorded as an offset to this additional liability as prescribed. Because the asset recognized may not exceed the amount of unrecognized prior service cost, the balance, net of tax benefits, of $255,000 is reported as a separate reduction of shareholders' equity at August 31, 1996.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    The components of the net periodic pension cost for the fiscal years ending include:



                                                                                         1996       1995
                                                                                       ---------  ---------
                                                                                     (DOLLARS IN THOUSANDS)
Service cost -- benefits attributed to service during the period.....................  $     194  $     136
Interest cost on projected benefit obligation........................................        257        168
Net amortization and deferral........................................................        110         85
                                                                                       ---------  ---------
Net periodic pension cost............................................................  $     561  $     389
                                                                                       ---------  ---------
Major assumptions:
  Assumed discount rate..............................................................       7.50%      7.50%
  Assumed rate of future compensation increases......................................       4.00%      4.00%
  Expected rate of return on plan assets.............................................       8.50%      8.50%



    The method used to compute the vested benefit obligation is the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately. The vested benefit obligation was $3,807,000 and $3,026,000 in 1996 and 1995, respectively.



11.  POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS:



    The Company sponsors postretirement benefit plans that cover both nonunion and union employees. Nonunion employees are eligible for a plan providing medical benefits. A certain group of retired nonunion employees participate in a plan providing life insurance benefits for which currently active nonunion employees are no longer eligible. Most union and all nonunion employees have separate plans providing a lump sum payout for unused days in the sick leave bank. The postretirement health care plan is contributory for nonunion employees retiring after January 1, 1990, with the retiree contributions adjusted annually; the life insurance plan and the sick leave payout plans are noncontributory.



    The plans are unfunded. The amounts recognized in the balance sheet are:



                                                                         1996        1995        1994
                                                                      ----------  ----------  ----------
                                                                            (DOLLARS IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees..........................................................  $   12,159  $   10,335  $   11,496
  Fully eligible active plan participants...........................       3,687       3,783       4,622
  Other active plan participants....................................       8,660       8,927       9,117
                                                                      ----------  ----------  ----------
Accumulated postretirement benefit obligation.......................      24,506      23,045      25,235
Unrecognized transition obligation..................................     (19,101)    (20,224)    (21,348)
Unrecognized net gain (loss)........................................       1,736       1,912      (2,013)
                                                                      ----------  ----------  ----------
Accrued postretirement benefit cost at June 1.......................       7,141       4,733       1,874
Fourth quarter contributions........................................        (369)       (303)       (294)
Fourth quarter net periodic postretirement benefit cost.............         950       1,044         929
                                                                      ----------  ----------  ----------
Accrued postretirement benefit cost.................................  $    7,722  $    5,474  $    2,509
                                                                      ----------  ----------  ----------
                                                                      ----------  ----------  ----------

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The components of the net periodic postretirement benefit cost for the fiscal year ending include:



                                                                         1996        1995        1994
                                                                      ----------  ----------  ----------
                                                                            (DOLLARS IN THOUSANDS)
 Service cost -- benefits attributed to service during the period...  $      796  $      867  $      654
  Interest cost on accumulated postretirement benefit obligation....       1,855       2,052       1,915
  Amortization of transition obligation over 20 years...............       1,124       1,124       1,124
  Net amortization and deferral.....................................          (2)        133          21
                                                                      ----------  ----------  ----------
  Net periodic postretirement benefit cost..........................  $    3,773  $    4,176  $    3,714
                                                                      ----------  ----------  ----------
                                                                      ----------  ----------  ----------



    For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal year 1997; the rate was assumed to decrease gradually to 5.5% in fiscal 2001 and remain at the level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of August 31, 1996 by $3,438,000 and the aggregate benefit cost for the year then ended by $421,000.



    The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8%.



    The Company's union employees participate in a multiemployer plan that provides health care benefits. Amounts charged to postretirement benefit cost and contributed to the plan totaled $1.1 million in fiscal 1996 and $1.3 million in fiscal years 1995 and 1994.



12.  CONTINGENCIES:



    LITIGATION. The Company is a defendant in a number of cases currently in litigation or potential claims encountered in the normal course of business which are being vigorously defended. In the opinion of management, the resolutions of these matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flow.



    ENVIRONMENTAL MATTERS. The Company, together with others, was notified by the Environmental Protection Agency ("EPA") that it was a potentially responsible party ("PRP") for the disposal of hazardous substances during the 1970s and early 1980s at OPERATING INDUSTRIES, INC. SUPERFUND SITE in Monterey Park, California ("OII Site"). The Company has not disposed of any materials at the site since and believes its current disposal policies to be in accordance with federal, state and local governmental laws and regulations. Clean up of this site will occur in five phases and could entail estimated total cleanup costs of $650 million to $800 million.



    The Company appealed the initial findings of the EPA on August 16, 1993 concerning the quantity of disposed waste allocated to the Company. Management recorded an initial liability of $400,000 for fiscal 1993 for the first three phases of the five-phase cleanup. The initial liability was based on estimated cleanup costs of $2 per gallon on approximately 200,000 gallons disposed at the site. In August 1995, the EPA finalized the Company's allocated share of the cleanup cost for the first three phases of the cleanup. The Company's allocated share of $379,000 was paid in October 1996.



    The EPA also informed the Company of phases 4 and 5, which include final remedy and ground water treatment, and a 30 year post-cleanup site control and monitoring. The estimated costs of these two phases, together with the first three phases, are reserved in the financial statements. As of August 31, 1996, the total reserve established in respect to environmental liabilities is $1.6 million. The Company is pursuing recovery of a portion of this amount from its insurance carriers.



    Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate the currently identified site could be higher than the accrued liability. Although

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

it is difficult to estimate the liability of the Company related to these environmental matters, management believes that these matters will not have a materially adverse effect on the Company's financial position or results of operations.



    SALE  OF MEMBER  NOTES RECEIVABLE.   GCC  entered into  a loan  purchase and
servicing agreement with a bank under which it sells certain of its notes receivable from members subject to limited recourse provisions. These notes are secured with collateral which usually consists of personal property, real property and personal guarantees. GCC in return receives a monthly service fee and guarantee fee. In 1996, the Company sold member notes to the bank totaling approximately $27,900,000. At August 31, 1996, the balances of member notes sold that were outstanding and subject to recourse provisions were $27,900,000.



13.  CONCENTRATION OF CREDIT RISK:



    Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade receivables and lease guarantees for certain member-patrons. These concentrations of credit risk may be affected by changes in economic or other conditions affecting the Western United States, particularly California. However, management believes that receivables are well diversified and the allowances for doubtful accounts are sufficient to absorb estimated losses. Obligations of member-patrons to the Company, including lease guarantees, are generally supported by the Company's right of offset, upon default, against the member-patrons' cash deposits, shareholdings and Patronage Certificates, as well as personal guarantees and reimbursement and indemnification agreements.



14.  FAIR VALUE OF FINANCIAL INSTRUMENTS:



    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:



    CASH AND CASH EQUIVALENTS



        The carrying amount approximates fair value due to the short maturity of these instruments.



    INVESTMENTS AND NOTES RECEIVABLE



        The fair values for investments and notes receivable are based primarily on quoted market prices for those or similar instruments. Equity securities which do not have readily determinable fair values are accounted for using the cost method.



   NOTES PAYABLE, NOTES PAYABLE DUE AFTER ONE YEAR AND SUBORDINATED PATRONAGE DIVIDEND CERTIFICATES



        The fair values for notes payable, notes payable due after one year, and subordinated patronage dividend certificates are based primarily on rates currently available to the Company for debt with similar terms and remaining maturities.



    The following table presents the carrying values and the estimated fair values as of August 31, 1996 and September 2, 1995, of the Company's financial instruments reportable pursuant to Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments:



                                                                  1996                    1995
                                                         ----------------------  ----------------------
                                                          CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                           VALUE     FAIR VALUE    VALUE     FAIR VALUE
                                                         ----------  ----------  ----------  ----------
                                                                     (DOLLARS IN THOUSANDS)
Assets:
  Cash and cash equivalents............................  $    6,451  $    6,451  $    7,329  $    7,329
  Investments..........................................      27,541      27,541      22,051      22,051
  Notes receivable.....................................       8,309       8,309      25,622      25,622
Liabilities:
  Notes payable and notes payable, due after one
   year................................................  $   87,057  $   85,552  $  141,259  $  139,496
  Subordinated patronage dividend certificates.........       6,549       6,549       6,561       6,561

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    The methods and assumptions used to estimate the fair values of the Company's financial instruments at August 31, 1996 and September 2, 1995 were based on estimates of market conditions, estimates using present value and risks existing at that time. These values represent an approximation of possible value and may never actually be realized.



15.  RELATED PARTY TRANSACTIONS:



    A number of companies with which directors are associated have received loans from the Company through its regular member loan program and/or obtained lease guarantees or subleases for certain store locations. In consideration of lease guarantees and subleases, the Company receives a monthly fee equal to 5% of the monthly rent under the leases and subleases. Obligations of member-patrons to the Company, including lease guarantees, are generally supported by the Company's right of offset, upon default, against the member-patrons' cash deposits, shareholdings and Patronage Certificates, as well as personal guarantees and reimbursement and indemnification agreements.



    GCC guarantees a portion of a loan made by National Consumer Cooperative Bank ("NCCB") to K.V. Mart Co., of which director Darioush Khaledi is the President and a shareholder, and KV Property Company, of which director Darioush Khaledi is a general partner. The term of the loan is eight years, maturing January 1, 2002, and the loan bears interest at a floating rate based on the commercial loan base rate of NCCB. The loan is collateralized by certain real and personal property. The guarantee by GCC is limited to 10% of the $2.1 million principal amount of the loan. In consideration of its guarantee, GCC receives an annual fee from K.V. Mart Co. equal to 5% of the guarantee amount.



    GCC guarantees a portion of a $5,000,000 revolving loan made by NCCB to K.V. Mart Co. in November 1995. The loan has an initial maturity of two years, with the outstanding balance then converting to a five year term loan. The loan bears interest at a floating rate based on the commercial loan rate of NCCB. The loan is collateralized by certain real and personal property of K.V. Mart Co. The guaranty of GCC is limited to 10% of the outstanding principal amount of the loan. Since its inception, the highest outstanding principal amount of the loan has been and is presently $785,000. In consideration of its guaranty, GCC receives an annual fee from K.V. Mart Co. equal to 5% of the guaranty amount.



    In April 1996, the Company guaranteed rent and certain other obligations of K.V. Mart Co. for a period of seven years under a lease of store premises under construction in Lynwood, California. Annual rent under the lease is $408,000. The lease term will commence upon the earlier of the opening of the store for business

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


or 90 days after occupancy. The guarantee will become effective upon the commencement date of the lease. In consideration of its guaranty, the Company will receive an annual fee from K.V. Mart Co. equal to 5% of the annual rent.



    In April 1996, the Company guaranteed rent and certain other obligations of K.V. Mart Co. for a period of seven years under a lease of store premises under construction in Canoga Park, California. The landlord under the lease is a corporation in which a family trust established by Mr. Khaledi has an indirect interest through certain partnerships which in turn have an interest in the landlord corporation. Annual rent under the lease is $353,976. The lease term will commence upon the earlier of the opening of the store for business or 180 days after occupancy. The guarantee will become effective upon the commencement date of the lease. In consideration of its guaranty, the Company will receive an annual fee from K.V. Mart equal to 5% of the annual rent.



    The Company proposes to enter into a guaranty of rent and certain other obligations of K.V. Mart Co. under a lease of store premises in Los Angeles, California. The guaranty would be in place during the first fifteen years of the lease term, which is thirty-four years and eight months. Annual rent under the lease will be $212,664 during the first twenty months of the lease term; $332,664 during the next thirty-eight months; $382,560, $439,944, and $505,4544 respectively, during the three succeeding sixty month periods; and thereafter increasing by 15% every sixty months during the balance of the term. In consideration of its guaranty, the Company will receive an annual fee from K.V. Mart Co. equal to 5% of the annual rent.



    In December 1995, GCC purchased 10% of the common stock of K.V. Mart Co. for a purchase price, based upon appraised values, of approximately $3,000,000. In connection with this purchase, K.V. Mart Co., GCC, Mr. Khaledi and the other shareholders of K.V. Mart Co. agreed that GCC will have certain preemptive rights to acquire additional common shares, rights to have its common shares included proportionately in any transfer of common shares by the other shareholders, and rights to have its common shares included in certain registered public offerings of common stock which may be made by K.V. Mart Co. In addition, GCC has the option to require the repurchase of its shares for any reason after December 2000, and until that time has the option to require repurchase upon the occurence of certain specified events, including a material breach of the supply agreement referred to below, changes in management or control and noncompliance with financial ratios. After December 1999, the repurchase price is fair market value as determined by appraisal, and until that time is the greater of a declining premium over fair market value or the original purchase price of the shares plus an agreed annual compounded rate of return. K.V. Mart Co. has the option to repurchase GCC's shares at any time and also in the event of a change in control of GCC or the Company or a material breach by the Company under the supply agreement referred to below. In the absence of a change in control or a material breach under the supply agreement, and until December 1999, the repurchase price is the greater of a declining premium over fair market value or the original purchase price of the shares plus an agreed annual compounded rate of return, and after December 1999 is fair market value. In the event of a change in control or a material breach under the supply agreement, and until December 1999, the repurchase price is the lesser of a declining discount from fair market value or the original purchase price of the shares, and after December 1999 is fair market value. In connection with these transactions, K.V. Mart Co. entered into a seven year supply agreement with the Company whereunder K.V. Mart Co. is required to purchase a substantial portion of its merchandise requirements from the Company. Fiscal 1996 purchases totalled approximately $75,300,000. The supply agreement is subject to earlier termination in certain situations.



    The Company guarantees annual rent and certain other obligations of Stump's Market, Inc., of which director James R. Stump is the President and a shareholder, as leasee under a lease of store premises located in San Diego, California. Annual rent under the lease is $26,325, and the lease term expires in May 1998. The Company also guarantees annual rent and certain other obligations of Stump's Market, Inc. as lessee under a

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


lease of store premises at a second location in San Diego, California. Annual rent under this lease is $36,075, and the lease term expires in November 1997. In consideration of these guaranties, the Company receives a fee from Stump's Market, Inc. equal to 5% of the base monthly rent under these leases.



    In June 1989, the Company guaranteed the payment by Cala Foods, Inc. a subsidiary of a member-patron, of certain promissory notes related to an acquisition of Bell Markets, Inc. Board member Harley DeLano is an executive officer of Cala Foods, Inc. The promissory notes matured in June 1996 and totalled $8 million; however, the Company's guaranty obligation was limited to $4 million and is now expired. In addition, and in connection with the acquisition, the Company guaranteed certain lease obligations of Bell Markets, Inc. during a 20-year period under a lease relating to two retail grocery stores. Annual rent under the lease is $327,019.



    In September 1992, the Company guaranteed a lease for Mar-Val Food Stores, Inc. (whose President, Mark Kidd, is a director of the Company) on store premises in Valley Springs, California. The guarantee is for a period of fifteen years and is limited to the lessee's obligation to pay base rent of $10,080 per month, common area costs, real estate taxes and insurance. The Company's total obligation under the guarantee is limited to $736,800. In consideration of the guarantee, the Company receives a monthly fee from Mar-Val Food Store, Inc. equal to 5% of the base monthly rent under the lease.



    The  Company guarantees annual rent and certain other obligations of Willard
R. "Bill" MacAloney, the Chairman of the Company's Board of Directors, as lessee under a lease of store premises located in La Puente, California. Annual rent under the lease is $62,487, and the lease term expires in April 1997. The Company also guarantees annual rent and certain other obligations of G & M Company, Inc., of which Mr. MacAloney is a shareholder, under a lease of store premises located in Santa Fe Springs, California. The initial term of the lease expires in October 2007, but may be extended for one option term expiring in October 2012. Annual rent under the lease is $100,000, increasing to $110,000 in November 1997. Thereafter, annual rent increases by $15,000 every five years during the balance of the term, including the extension term. However, the Company's guaranty is such that the Company's obligation thereunder is limited to a maximum of sixty monthly payments (which need not be consecutive) of the obligations guaranteed. In consideration of its guarantees, the Company receives a monthly fee from G & M Company, Inc. equal to 5% of the base monthly rent under each lease.



    The Company proposes to enter into a lease of store premises located in Riverside, California, which it will in turn sublease to G & M Company on the same terms and conditions. The sublease will be for an initial term of 15 years, but may be extended for three periods of 5 years each and one period of 4 years and 11 months. Monthly rent during the initial term is $22,234, increasing to $24,457, $26,903, $29,596 and $32,561, respectively, during the extension terms. Under the sublease, the Company will also receive a monthly fee from G & M Company equal to 5% of the monthly rent.



    The Company guarantees certain obligations under a sublease of market premises located in Pasadena, California, and under which Berberian Enterprises, Inc., of which Director John Berberian is the President and a shareholder, is the sublessor. The guaranty is of the obligations of the sublessee to pay minimum rent, common area costs, real estate taxes and insurance during the first seven years of the term of the sublease, which commenced in September 1995. Minimum rent under the sublease is $10,000 per month. In consideration of its guaranty, the Company receives a monthly fee from the sublessee equal to 5% of the monthly amounts guaranteed.



    The Company proposes to lease store locations in Arvin, Delano and Shafter, California, which it will in turn sublease on the same rental terms to a corporation to be formed by director Michael A. Provenzano. The Arvin and Delano subleases will have twenty year terms, while the Shafter lease will have a term of twenty-five years. Annual rent under the Arvin lease will be $165,088 during the first ten years and $166,448 during the balance of the term. Annual rent under the Delano lease will be $183,334 during the first ten years

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


and $174,080 during the balance of the term. Annual rent under the Shafter lease will be $104,997 during the first ten years, $100,890 during the next ten years and $108,457 during the balance of the term. In addition, under each of these subleases, the Company will receive an annual fee equal to 5% of the annual rent.



    In July 1993, the Company entered into an agreement to lease a warehouse to Joe Notrica, Inc., of which director Morrie Notrica is the President and a shareholder. The lease period is for five years at a monthly rent of $24,000. The lease has one five year option and makes provision for inflation adjustments to monthly rent during the option term.



    Grocers General Merchandise Company, ("GM"), a subsidiary of the Company, and Food 4 Less GM, Inc. ("F4LGM"), an indirect subsidiary of Ralphs Grocery Company, are partners to a joint venture partnership agreement. Under the agreement, GM and F4LGM are partners operating as Golden Alliance Distribution ("GAD"). The partnership was formed for the purpose of providing for the shared use of the Company's general merchandise warehouse located in Fresno, California and each of the partners has entered into a supply agreement with GAD providing for the purchase of general merchandise products from GAD. The Company is currently in discussions with Ralphs regarding the future of the GAD partnership.



    The Company leases certain market premises located in Sacramento and Vallejo, California, and in turn subleases these premises to SavMax Foods, Inc. ("SavMax"). The Sacramento sublease provides for a term of 20 years and the Vallejo sublease provides for a term of 10 years. Neither sublease contains options to extend, although SavMax has the option under each sublease to acquire the Company's interest under its lease on the condition that the Company is released from all further liability thereunder. The term of the Sacramento sublease commenced in September of 1994. The Sacramento premises consist of approximately 50,000 square feet and annual base rent under the sublease is at the following per square foot rates: $8.00 during years 1 and 2; $8.40 during years 3 through 5; $8.82 during years 6 through 10; $9.26 during years 11 through 15; and, $9.72 during years 16 through 20. The term of the Vallejo sublease commenced in September of 1995 and annual base rent under the sublease is $279,000. In addition, under each of these subleases, the Company receives monthly an additional amount equal to 5% of the base monthly rent.



    The Company guarantees certain obligations of SavMax under three leases of market premises located in Sacramento, San Jose and San Leandro, California. Each of these guarantees relates to the obligation of SavMax to pay base rent, common area maintenance charges, real estate taxes and insurance during the initial 20 year terms of these leases. However, the guarantees are such that the Company's obligation under each of them is limited to an amount equal to sixty monthly payments (which need not be consecutive) of the obligations guaranteed. Base rent is $40,482 per month under the Sacramento lease and $56,756 per month under the San Jose lease, in each case subject to a 7 1/2% increase at the end of each five years. Base rent is $42,454 per month under the San Leandro lease, subject to a 10% increase at the end of each five years. In consideration of these guarantees, the Company receives a monthly fee from SavMax equal to 5% of the base monthly rent under these leases. If SavMax were to default under the leases, the Company's remaining liability under its guarantees would range from $10.2 million to $11.9 million, assuming other support provided to the Company by way of offset rights and the reimbursement and indemnification agreements proved to be of no value to the Company.



    The Company guarantees certain obligations of SavMax under two leases of market premises located in Ceres and Vacaville, California. The leases have initial terms expiring in January 2005 and April 2007, respectively. Base monthly rent under the Ceres lease is presently $32,175, increasing to $34,425 in January of 2000. Base monthly rent under the Vacaville lease is presently $29,167, increasing by $25,000 per year in April of 1997 and 2002. In consideration of these guarantees, the Company will receive a monthly fee from SavMax equal to 5% of the base monthly rent under these leases. If SavMax were to default under the leases,

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


the Company's contingent liability under its guarantees would approximate $9.5 million, assuming other support provided to the Company by way of offset rights and the reimbursement and indemnification agreements proved to be of no value to the Company.



    The Company has guarantees remaining on various other member-patron leases during the period of fiscal 1997 through fiscal 2013. In the event the support provided to the Company by way of offset rights and the reimbursement and indemnification agreements proved to be of no value, the Company would be contingently liable under its guarantees for approximately $11.2 million.



    In fiscal 1994, Grocers Capital Company ("GCC"), a subsidiary, acquired an additional 25,000 shares of preferred stock of SavMax. The purchase price was $100 per share. At the time, GCC owned 40,000 shares of preferred stock of SavMax which it acquired in fiscal 1992. As part of the new purchase of preferred stock, the annual cumulative dividend on the 65,000 shares of preferred stock owned by GCC was increased from $8.25 per share to $8.50 per share, payable quarterly. Mandatory partial redemption of this stock at a price of $100 per share began in 1994 and will continue annually thereafter for eight years, at which time the stock is to be completely retired. GCC also purchased from Mr. Michael A. Webb, the President and a shareholder of SavMax, and another member of his immediate family, 10% of the common stock of SavMax for a price of $2.5 million. In connection with this purchase, Mr. Webb, SavMax and GCC agreed that GCC will have certain preemptive rights to acquire additional common shares, rights to have its common shares included proportionately in any transfer of common shares by Mr. Webb, and rights to have its common shares included in certain registered public offerings of common stock which may be made by SavMax. In addition, GCC has certain rights, at its option, to require that SavMax repurchase GCC's shares, and SavMax has certain rights, at its option, to repurchase GCC's shares. In connection with these transactions, SavMax entered into a seven year supply agreement with the Company (to replace an existing supply agreement) whereunder SavMax is required to purchase a substantial portion of its merchandise requirements from the Company. The supply agreement is subject to earlier termination in certain situations.



    Since the Company's retail and financial assistance programs are only available to persons and entities which are patrons of the Company, it is not possible to assess whether the foregoing transactions are less favorable to the Company than similar transactions with unrelated third parties. However, management believes that each such transaction is on terms no more favorable to the patron than those which would be available to other similar patrons.



16.  STORE PURCHASE TRANSACTION:



    On July 17, 1996 Certified and its subsidiary Crown Grocers, Inc. ("Crown") entered into an asset purchase agreement (the "Agreement") with Bay Area Foods, Inc. ("BAF") whereby Certified and Crown agreed to purchase up to twelve supermarkets operated by BAF under the tradename "Petrini's", provided certain conditions were satisfied with respect to each location. The Agreement provided that Certified and Crown had the right to assign their respective rights to purchase any of the assets to operating retailers meeting selected criteria. This transaction was completed on September 30, 1996.



    Crown has acquired six properties which were sold or assigned directly to retailers and assumed leases at three locations. The total purchase price for the assets acquired by Crown, Certified and their assignees was $17.1 million plus the cost value of inventory at each transferred location. For the three stores where Crown assumed the leases each facility is operated under the tradename "Apple Market". The Company intends to vigorously pursue a plan to sell these locations to member patrons, and expects to operate the stores until qualified buyers are identified. BAF was unable to satisfy certain conditions to close as to assets relating to three of the sites subject to the Agreement within the time frame set forth in the Agreement. Accordingly, the Company's obligations with respect to such assets have terminated.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                            ------------------------

                               TABLE OF CONTENTS


                                                 PAGE
                                                 ----
Available Information..........................    2

Additional Information.........................    2

Incorporation By Reference.....................    2

Risk Factors...................................    3

Ratio of Earnings to Fixed Charges.............    4

The Company....................................    4

Description of Deposit Accounts................    7

Method of Offering.............................   10

Use of Proceeds................................   11

Selected Financial Data........................   11

Management's Discussion and Analysis of
 Financial Condition and Results of Operations
 For the Three Fiscal Years Ended August 31,
 1996..........................................   12

Legal Matters..................................   15

Experts........................................   15

Index to Financial Statements..................   16

Independent Auditor's Reports..................   17

Financial Statements...........................   19


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Registration Fee Under Securities Act of 1933..............................  $  10,345
Printing, Engraving and Reproduction.......................................     10,000
Expenses of Qualification Under State Blue Sky Laws........................      4,000
Legal Fees and Expenses....................................................     12,000
Accounting Fees and Expenses...............................................      5,000
Miscellaneous..............................................................      3,000
                                                                             ---------
Total......................................................................  $  44,345
                                                                             ---------
                                                                             ---------

    All of the expenses listed above will be borne by the Registrant and, except for the Registration Fee Under Securities Act of 1933, are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article V of the Company's Bylaws provides that the Company shall, to the maximum extent permitted by law, have the power to indemnify its directors, officers, employees and other agents. Section 317 of the California Corporations Code provides that a corporation has the power to indemnify agents of the corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation. In addition, the Company and its subsidiaries maintain a policy of directors' and officers' liability and company reimbursement insurance.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS

Exhibit    4          Instruments defining the rights of security holders, including indentures.
           4.1        Retail Grocer Application and  Agreement For Continuing Service  Affiliation
                      with   Certified   Grocers  of   California,   Ltd.  and   Pledge  Agreement
                      (incorporated by reference  to Exhibit 4.7  to Amendment No.  2 to Form  S-1
                      Registration  Statement of the  Registrant filed on  December 31, 1981, File
                      No. 2-70069).
           4.2        Retail Grocer Application and Agreement For Service Affiliation With And The
                      Purchase of  Shares of  Certified  Grocers of  California, Ltd.  And  Pledge
                      Agreement  (incorporated  by  reference  to  Exhibit  4.2  to Post-Effective
                      Amendment No. 7 to Form S-2  Registration Statement of the Registrant  filed on December 13, 1989, File No. 33-19284).
           4.3        Retail  Grocer Application for Service  Affiliation as Associate Patron with
                      Certified Grocers of California, Ltd. and Pledge Agreement (incorporated  by reference  to  Exhibit 4.3  to the  Form S-2  Registration Statement  of the
                      Registrant filed on December 28, 1987, File No. 33-19284).
           4.4        Subordination Agreement (Existing Member-Patron) (incorporated by  reference to  Exhibit 4.4 to  Post-Effective Amendment No. 4  to Form S-2 Registration
                      Statement of the Registrant filed on July 15, 1988, File No. 33-19284).
           4.5        Subordination  Agreement  (Existing   Associate  Patron)  (incorporated   by
                      reference  to  Exhibit 4.5  to Post-Effective  Amendment No.  4 to  Form S-2
                      Registration Statement of the  Registrant filed on July  15, 1988, File  No.
                      33-1 9284).
           4.6        Subordination  Agreement (New  Member-Patron) (incorporated  by reference to
                      Exhibit 4.6  to Post-Effective  Amendment  No. 4  to Form  S-2  Registration
                      Statement of the Registrant filed on July 15, 1988, File No. 33-19284).
           4.7        Subordination Agreement (New Associate Patron) (incorporated by reference to
                      Exhibit  4.7  to Post-Effective  Amendment No.  4  to Form  S-2 Registration
                      Statement of the Registrant filed on July 15, 1988, File No. 33-19284).
           4.8        Member-Patron Subordination Agreement (incorporated by reference to  Exhibit
                      4.8  to Form S-2 Registration Statement  of the Registrant filed on December
                      15, 1993, File No. 33-51457).
           4.9        Associate Patron  Subordination  Agreement  (incorporated  by  reference  to
                      Exhibit  4.9 to Form  S-2 Registration Statement of  the Registrant filed on
                      December 15, 1993, File No. 33-51457).
Exhibit    5          Opinion re legality.
           5.1        Opinion of Counsel  dated December  15, 1993 (incorporated  by reference  to
                      Exhibit  5.1 to Form  S-2 Registration Statement of  the Registrant filed on
                      December 15, 1993, File No. 33-51457).
Exhibit    10         Material Contracts.
           10.1       Comprehensive Amendment to Retirement Plan  for Employees of the  Registrant
                      (incorporated  by  reference  to  Exhibit  10.1  to  Form  S-2  Registration
                      Statement of the Registrant filed on October 12, 1994, File No. 33-56005).
           10.2       Incentive Compensation Plan  (incorporated by reference  to Exhibit 10.2  to the  Form S-2 Registration Statement of the Registrant filed on December 28,
                      1987, File No. 33-19284).
           10.3       Comprehensive Amendment to Certified Grocers of California, Ltd.  Employees'
                      Sheltered  Savings Plan  (incorporated by reference  to Exhibit  10.3 to the
                      Form S-2  Registration Statement  of the  Registrant filed  on September  2,
                      1993, File No. 33-68288).

           10.4       Certified  Grocers of California, Ltd.,  Executive Salary Protection Plan II
                      ("ESPP II"), Master Plan Document,  effective January 4, 1995  (incorporated by  reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K
                      for the fiscal year ended September 2, 1995 filed on December 1, 1995,  File
                      No. 0-10815).
           10.5       Master  Trust Agreement For Certified  Grocers of California, Ltd. Executive
                      Salary Protection  Plan II,  dated as  of April  28, 1995  (incorporated  by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for
                      the  fiscal year ended September 2, 1995 filed on December 1, 1995, File No.
                      0-10815).
           10.6       Certified Grocers of California, Ltd. Executive Insurance Plan  Split-dollar
                      Agreement  and Schedule of Executive Officers party thereto (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for
                      the fiscal year ended September 2, 1995 filed on December 1, 1995, File  No.
                      0-10815).
           10.7       Comprehensive  Amendment to Certified Grocers of California, Ltd. Employees'
                      Excess Benefit Plan (incorporated by reference to Exhibit 10.6.1 to Form S-2
                      Registration Statement of the Registrant filed on October 12, 1994, File No.
                      33-56005).
           10.8       Comprehensive Amendment to Certified Grocers of California, Ltd.  Employees'
                      Supplemental  Deferred  Compensation  Plan  (incorporated  by  reference  to
                      Exhibit 10.5.3 to Form S-2 Registration Statement of the Registrant filed on
                      December 10, 1990, File No. 33-38152).
           10.9       Comprehensive Amendment to  Certified Grocers of  California, Ltd.  Employee
                      Savings  Plan  (incorporated  by  reference  to  Exhibit  10.4  to  Form S-2
                      Registration Statement of the  Registrant filed on  September 2, 1993,  File
                      No. 33-68288).
           10.9.1     First  Amendment to Certified  Grocers of California,  Ltd. Employee Savings
                      Plan (incorporated by reference to  Exhibit 10.4.1 to Form S-2  Registration
                      Statement of the Registrant filed on October 12, 1994, File No. 33-56005).
           10.10      Joint  Venture Agreement of Golden Alliance  Distribution, dated as of April
                      8, 1992,  between Food  4  Less GM,  Inc.  and Grocers  General  Merchandise
                      Company  (incorporated by reference to Exhibit 10.7 to Form S-2 Registration
                      Statement of the Registrant filed on September 2, 1993. File No. 33-68288).
           10.11      Lease, dated as of December 23, 1986, between Cercor Associates and  Grocers
                      Specialty  Company (incorporated  by reference to  Exhibit 10.8  to Form S-2
                      Registration Statement of the  Registrant filed on  September 2, 1993,  File
                      No. 33-68288).
           10.12      Expansion Agreement, dated as of May 1, 1991, and Industrial Lease, dated as of  May 1, 1991, between Dermody Properties and the Registrant (incorporated by reference  to Exhibit  10.9 to  Form S-2  Registration Statement  of  the
                      Registrant filed on September 2, 1993, File No. 33-68288).
           10.12.1    Lease  Amendment, dated  June 20, 1991,  between Dermody  Properties and the
                      Registrant  (incorporated  by  reference  to  Exhibit  10.9.1  to  Form  S-2
                      Registration  Statement of the  Registrant filed on  September 2, 1993, File
                      No. 33-68288).
           10.12.2    Lease Amendment, dated October 18, 1991, between Dermody Properties and  the
                      Registrant  (incorporated  by  reference  to  Exhibit  10.9.2  to  Form  S-2
                      Registration Statement of the  Registrant filed on  September 2, 1993,  File
                      No. 33-68288).
           10.13      Preferred  Stock Purchase Agreement  by and between  Food-4-Less of Modesto,
                      Inc. and Grocers Capital Company, dated as of July 1, 1992 (incorporated  by reference  to Exhibit 10.10  to the Registrant's Annual  Report on Form 10-K
                      for the fiscal year ended August 28, 1993, filed on November 26, 1993,  File
                      No. 0-10815).

           10.14      Preferred  Stock Purchase  Agreement by and  between SavMax  Foods, Inc. and
                      Grocers Capital  Company, dated  as of  December 17,  1993 (incorporated  by reference  to  Exhibit  10.11  to Form  S-2  Registration  Statement  of the
                      Registrant filed on December 15, 1994, File No. 33-38152).
           10.15      Common Stock Purchase Agreement by and  between Michael A. Webb and  Grocers
                      Capital Company, dated as of December 17, 1993 (incorporated by reference to
                      Exhibit  10.12 to Form S-2 Registration Statement of the Registrant filed on
                      December 15, 1994, File No. 33-38152).
           10.16      Agreement Regarding  Common Stock  by and  between Michael  A. Webb,  SavMax
                      Foods,   Inc.  and  Grocers   Capital  Company,  dated   December  17,  1993
                      (incorporated by  reference  to  Exhibit  10.13  to  Form  S-2  Registration
                      Statement of the Registrant filed on December 15, 1994, File No. 33-38152).
           10.17      Commercial  Lease-Net  dated  December  6,  1994  between  TriNet  Essential
                      Facilities XII  and the  Registrant (incorporated  by reference  to  Exhibit
                      10.17  to the Registrant's  Annual Report on  Form 10-K for  the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).
           10.18      Purchase Agreement dated November 21, 1994 between the Registrant and TriNet
                      Corporate Realty Trust, Inc. (incorporated by reference to Exhibit 10.18  to the  Registrant's  Annual Report  on  Form 10-K  for  the fiscal  year ended
                      September 2, 1995 filed on December 1, 1995, File No. 0-10815).
           10.19      Form of Employment Agreement  between the Registrant  and Alfred A.  Plamann
                      (incorporated  by  reference to  Exhibit  10.19 to  the  Registrant's Annual
                      Report on Form  10-K for  the fiscal  year ended  August 31,  1996 filed  on
                      November 5, 1996, File No. 0-10815).
Exhibit    12         Statement re Computation of ratios.
           12.1       Computation of Ratio of Earnings to Fixed Charges.
Exhibit    24         Consents of experts and counsel.
           24.1       Consent of Company Counsel -- see Page F-1.
           24.2       Consents of Independent Auditors -- see Pages F-2 and F-3.


ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (a) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933,
    (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3)  To remove from registration by  means of a post-effective amendment
    any  of  the  securities  being  registered  which  remain  unsold  at   the
    termination of the offering.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Commerce, State of California, on November 21, 1996.


                                           CERTIFIED GROCERS OF CALIFORNIA, LTD.


                                          By        /s/ ALFRED A. PLAMANN

                                           -------------------------------------
                                                     Alfred A. Plamann
                                           President and Chief Executive Officer

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                        TITLE                          DATE
------------------------------------------------------  -----------------------------------  ----------------------

                     /s/ ALFRED A. PLAMANN              President and Chief                       November 21, 1996
     -------------------------------------------        Executive Officer
                  Alfred A. Plamann

                        /s/ DANIEL T. BANE              Senior Vice President--                   November 21, 1996
     -------------------------------------------        Finance and Administration,
                    Daniel T. Bane                      and Chief Financial Officer

                    /s/ RANDALL G. SCOVILLE             Corporate Controller                      November 21, 1996
     -------------------------------------------
                 Randall G. Scoville

                   /s/ WILLARD R. MACALONEY             Director                                  November 21, 1996
     -------------------------------------------
                 Willard R. MacAloney
               (Chairman of the Board)

                         /s/ LOUIS A. AMEN              Director                                  November 21, 1996
     -------------------------------------------
                    Louis A. Amen

                        /s/ JOHN BERBERIAN              Director                                  November 21, 1996
     -------------------------------------------
                    John Berberian

                                                        Director                                  November   , 1996
     -------------------------------------------
                 Michael A. Bonfante

                        /s/ HARLEY DELANO               Director                                  November 21, 1996
     -------------------------------------------
                    Harley DeLano

                      SIGNATURE                                        TITLE                          DATE
------------------------------------------------------  -----------------------------------  ----------------------

                        /s/ LYLE A. HUGHES              Director                                  November 21, 1996
     -------------------------------------------
                    Lyle A. Hughes

                                                        Director                                  November   , 1996
     -------------------------------------------
                   Roger K. Hughes

                      /s/ DARIOUSH KHALEDI              Director                                  November 21, 1996
     -------------------------------------------
                   Darioush Khaledi

                           /s/ MARK KIDD                Director                                  November 21, 1996
     -------------------------------------------
                      Mark Kidd

                        /s/ JAY MCCORMACK               Director                                  November 21, 1996
     -------------------------------------------
                    Jay McCormack

                        /s/ MORRIE NOTRICA              Director                                  November 21, 1996
     -------------------------------------------
                    Morrie Notrica

                  /s/ MICHAEL A. PROVENZANO             Director                                  November 21, 1996
     -------------------------------------------
                Michael A. Provenzano

                                                        Director                                  November   , 1996
     -------------------------------------------
                     Allan Scharn

                                                        Director                                  November   , 1996
     -------------------------------------------
                    James R. Stump

                                                        Director                                  November   , 1996
     -------------------------------------------
                    Kenneth Young

                           CONSENT OF COMPANY COUNSEL


    We hereby consent to the reference made to us, and to the use of our name, in this Post-Effective Amendment No. 4 to the Registration Statement on Form S-2, File No. 33-51457, including the Prospectus filed as a part thereof.


                                          BURKE, WILLIAMS & SORENSEN

Los Angeles, California

November 21, 1996

                         INDEPENDENT AUDITORS' CONSENT



    We consent to the use and the incorporation by reference in this Post-Effective Amendment No. 4 to Registration Statement No. 33-51457 of Certified Grocers of California, Ltd. on Form S-2 of our report dated October 31, 1996, appearing in this Prospectus and incorporated by reference to the Annual Report on Form 10-K of Certified Grocers of California, Ltd. for the year ended August 31, 1996, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.



Los Angeles, California


November 22, 1996

                        CONSENT OF INDEPENDENT AUDITORS



    We consent to the inclusion in this Post-Effective Amendment No. 4 to the Registration Statement on Form S-2 (File No. 33-51457) of our report dated November 27, 1995, and the incorporation by reference of said report appearing on page 24 of the Annual Report on Form 10-K, on our audits of the consolidated balance sheets of Certified Grocers of California, Ltd. and subsidiaries as of September 2, 1995 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the two fiscal years in the period ended September 2, 1995. We also consent to the reference to our Firm under the caption "Experts."


                                          COOPERS & LYBRAND L.L.P.

Los Angeles, California

November 21, 1996

                                 EXHIBIT INDEX

                                                                                                        SEQUENTIAL
                                                                                                        NUMBERING
    EXHIBITS                                                                                             PAGE NO.
-----------------                                                                                       ----------
Exhibit    4       Instruments defining the rights of security holders, including indentures.
           4.1     Retail  Grocer Application  and Agreement  For Continuing  Service Affiliation with
                   Certified Grocers  of  California,  Ltd.  and  Pledge  Agreement  (incorporated  by reference  to Exhibit 4.7 to Amendment No.  2 to Form S-1 Registration Statement of
                   the Registrant filed on December 31, 1981, File No. 2-70069).
           4.2     Retail Grocer  Application  and Agreement  For  Service Affiliation  With  And  The
                   Purchase  of Shares of  Certified Grocers of California,  Ltd. And Pledge Agreement
                   (incorporated by reference to Exhibit 4.2 to Post-Effective Amendment No. 7 to Form
                   S-2 Registration Statement of the Registrant  filed on December 13, 1989, File  No.
                   33-19284).
           4.3     Retail  Grocer  Application  for  Service  Affiliation  as  Associate  Patron  with
                   Certified Grocers  of  California,  Ltd.  and  Pledge  Agreement  (incorporated  by reference  to Exhibit 4.3 to the Form  S-2 Registration Statement of the Registrant
                   filed on December 28, 1987, File No. 33-19284).
           4.4     Subordination Agreement  (Existing  Member-Patron) (incorporated  by  reference  to
                   Exhibit 4.4 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of
                   the Registrant filed on July 15, 1988, File No. 33-19284).
           4.5     Subordination  Agreement (Existing Associate Patron)  (incorporated by reference to
                   Exhibit 4.5 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of
                   the Registrant filed on July 15, 1988, File No. 33-19284).
           4.6     Subordination Agreement (New Member-Patron)  (incorporated by reference to  Exhibit
                   4.6  to Post-Effective Amendment  No. 4 to  Form S-2 Registration  Statement of the
                   Registrant filed on July 15, 1988, File No. 33-19284).
           4.7     Subordination Agreement  (New  Associate  Patron)  (incorporated  by  reference  to
                   Exhibit 4.7 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of
                   the Registrant filed on July 15, 1988, File No. 33-19284).
           4.8     Member-Patron  Subordination Agreement (incorporated by reference to Exhibit 4.8 to
                   Form S-2 Registration Statement of the Registrant filed on December 15, 1993,  File
                   No. 33-51457).
           4.9     Associate  Patron Subordination Agreement (incorporated by reference to Exhibit 4.9 to Form S-2 Registration  Statement of the Registrant  filed on December 15,  1993,
                   File No. 33-51457).
Exhibit    5       Opinion re legality.
           5.1     Opinion  of Counsel dated  December 15, 1993 (incorporated  by reference to Exhibit
                   5.1 to Form  S-2 Registration  Statement of the  Registrant filed  on December  15,
                   1993, File No. 33-51457).
Exhibit   10       Material Contracts.
          10.1     Comprehensive  Amendment  to  Retirement  Plan  for  Employees  of  the  Registrant
                   (incorporated by reference to  Exhibit 10.1 to Form  S-2 Registration Statement  of
                   the Registrant filed on October 12, 1994, File No. 33-56005).
          10.2     Incentive  Compensation Plan (incorporated by reference to Exhibit 10.2 to the Form
                   S-2 Registration Statement of the Registrant  filed on December 28, 1987, File  No.
                   33-19284).
          10.3     Comprehensive  Amendment  to  Certified  Grocers  of  California,  Ltd.  Employees'
                   Sheltered Savings Plan (incorporated by reference  to Exhibit 10.3 to the Form  S-2
                   Registration  Statement  of the  Registrant filed  on September  2, 1993,  File No.
                   33-68288).

                                                                                                        SEQUENTIAL
                                                                                                        NUMBERING
    EXHIBITS                                                                                             PAGE NO.
-----------------                                                                                       ----------
          10.4     Certified Grocers of California, Ltd.,  Executive Salary Protection Plan II  ("ESPP
                   II"), Master Plan Document, effective January 4, 1995 (incorporated by reference to
                   Exhibit  10.4 to the  Registrant's Annual Report  on Form 10-K  for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).
          10.5     Master Trust Agreement For Certified  Grocers of California, Ltd. Executive  Salary
                   Protection  Plan  II, dated  as of  April  28, 1995  (incorporated by  reference to
                   Exhibit 10.5 to the  Registrant's Annual Report  on Form 10-K  for the fiscal  year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).
          10.6     Certified  Grocers  of  California,  Ltd.  Executive  Insurance  Plan  Split-dollar
                   Agreement and  Schedule  of  Executive  Officers  party  thereto  (incorporated  by reference  to Exhibit 10.6 to  the Registrant's Annual Report  on Form 10-K for the
                   fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).
          10.7     Comprehensive Amendment to Certified Grocers of California, Ltd. Employees'  Excess
                   Benefit  Plan (incorporated by reference to Exhibit 10.6.1 to Form S-2 Registration
                   Statement of the Registrant filed on October 12, 1994, File No. 33-56005).
          10.8     Comprehensive  Amendment  to  Certified  Grocers  of  California,  Ltd.  Employees'
                   Supplemental  Deferred  Compensation  Plan (incorporated  by  reference  to Exhibit
                   10.5.3 to Form S-2 Registration Statement  of the Registrant filed on December  10,
                   1990, File No. 33-38152).
          10.9     Comprehensive  Amendment to Certified Grocers  of California, Ltd. Employee Savings
                   Plan (incorporated by reference to Exhibit 10.4 to Form S-2 Registration  Statement
                   of the Registrant filed on September 2, 1993, File No. 33-68288).
          10.9.1   First  Amendment to  Certified Grocers  of California,  Ltd. Employee  Savings Plan
                   (incorporated by reference to Exhibit 10.4.1 to Form S-2 Registration Statement  of
                   the Registrant filed on October 12, 1994, File No. 33-56005).
          10.10    Joint Venture Agreement of Golden Alliance Distribution, dated as of April 8, 1992, between  Food 4 Less GM, Inc. and Grocers General Merchandise Company (incorporated by reference to Exhibit 10.7 to  Form S-2 Registration Statement of the  Registrant
                   filed on September 2, 1993. File No. 33-68288).
          10.11    Lease,  dated  as  of December  23,  1986,  between Cercor  Associates  and Grocers
                   Specialty  Company  (incorporated  by  reference  to  Exhibit  10.8  to  Form   S-2
                   Registration  Statement  of the  Registrant filed  on September  2, 1993,  File No.
                   33-68288).
          10.12    Expansion Agreement, dated as of May 1, 1991, and Industrial Lease, dated as of May
                   1, 1991, between Dermody Properties  and the Registrant (incorporated by  reference to  Exhibit 10.9  to Form  S-2 Registration  Statement of  the Registrant  filed on
                   September 2, 1993, File No. 33-68288).
          10.12.1  Lease Amendment, dated June 20, 1991, between Dermody Properties and the Registrant
                   (incorporated by reference to Exhibit 10.9.1 to Form S-2 Registration Statement  of
                   the Registrant filed on September 2, 1993, File No. 33-68288).
          10.12.2  Lease  Amendment,  dated  October  18, 1991,  between  Dermody  Properties  and the
                   Registrant (incorporated by reference  to Exhibit 10.9.2  to Form S-2  Registration
                   Statement of the Registrant filed on September 2, 1993, File No. 33-68288).
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

                                                                                                        SEQUENTIAL
                                                                                                        NUMBERING
    EXHIBITS                                                                                             PAGE NO.
-----------------                                                                                       ----------
          10.13    Preferred  Stock Purchase Agreement by and between Food-4-Less of Modesto, Inc. and
                   Grocers Capital Company,  dated as of  July 1, 1992  (incorporated by reference  to
                   Exhibit  10.10 to the Registrant's  Annual Report on Form  10-K for the fiscal year ended August 28, 1993, filed on November 26, 1993, File No. 0-10815).
          10.14    Preferred Stock Purchase Agreement  by and between SavMax  Foods, Inc. and  Grocers
                   Capital  Company,  dated as  of  December 17,  1993  (incorporated by  reference to
                   Exhibit 10.11  to  Form S-2  Registration  Statement  of the  Registrant  filed  on
                   December 15, 1994, File No. 33-38152).
          10.15    Common  Stock Purchase Agreement by and between Michael A. Webb and Grocers Capital
                   Company, dated as of December 17, 1993 (incorporated by reference to Exhibit  10.12 to  Form S-2 Registration Statement  of the Registrant filed  on December 15, 1994,
                   File No. 33-38152).
          10.16    Agreement Regarding Common Stock by and between Michael A. Webb, SavMax Foods, Inc.
                   and Grocers Capital Company, dated December 17, 1993 (incorporated by reference  to
                   Exhibit  10.13  to  Form S-2  Registration  Statement  of the  Registrant  filed on
                   December 15, 1994, File No. 33-38152).
          10.17    Commercial Lease-Net dated December 6, 1994 between TriNet Essential Facilities XII and the Registrant (incorporated by reference to Exhibit 10.17 to the  Registrant's
                   Annual  Report on Form  10-K for the fiscal  year ended September  2, 1995 filed on
                   December 1, 1995, File No. 0-10815).
          10.18    Purchase Agreement  dated  November 21,  1994  between the  Registrant  and  TriNet
                   Corporate  Realty Trust,  Inc. (incorporated by  reference to Exhibit  10.18 to the
                   Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).
          10.19    Form  of  Employment  Agreement  between  the  Registrant  and  Alfred  A.  Plamann
                   (incorporated  by reference to  Exhibit 10.19 to the  Registrant's Annual Report on
                   Form 10-K for the fiscal year ended August 31, 1996 filed on November 5, 1996, File
                   No. 0-10815).
Exhibit   12       Statement re Computation of ratios.
          12.1     Computation of Ratio of Earnings to Fixed Charges.
Exhibit   24       Consents of experts and counsel.
          24.1     Consent of Company Counsel -- see Page F-1.
          24.2     Consents of Independent Auditors -- see Pages F-2 and F-3.
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